    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 19, 1997
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------

                               UNITED HOMES, INC.

             (Exact name of registrant as specified in its charter)

           ILLINOIS                          1520                  36-3978181
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S.Employer
     of incorporation or         Classification Code Number)     Identification
        organization)                                               Number)

                                DAVID L. FELTMAN
                        VICE PRESIDENT, GENERAL COUNSEL
                           2100 GOLF ROAD, SUITE 110
                        ROLLING MEADOWS, ILLINOIS 60008
                                 (847) 427-2450

    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            ------------------------

                                WITH COPIES TO:

       MICHAEL J. CHOATE, ESQ.                    DANIEL A. YARANO, ESQ.
       Shefsky & Froelich Ltd.                   Fredrikson & Byron, P.A.
      444 North Michigan Avenue                 1100 International Center
              Suite 2500                         900 Second Avenue South
       Chicago, Illinois 60611                          Suite 1100
            (312) 836-4066                  Minneapolis, Minnesota 55402-3397
                                                      (612) 347-7149

           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     FROM TIME TO TIME AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
                            ------------------------

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: /X/
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                           AMOUNT OF        PROPOSED MAXIMUM    PROPOSED MAXIMUM
       TITLE OF EACH CLASS OF           DEBENTURES TO BE   OFFERING PRICE PER  AGGREGATE OFFERING      AMOUNT OF
     SECURITIES TO BE REGISTERED           REGISTERED         DEBENTURE(1)          PRICE(1)        REGISTRATION FEE
___% Mandatory Redemption Debentures
  due March 15, 2005.................        6,000               $1,000            $6,000,000            $1,819

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               UNITED HOMES, INC.

          CROSS REFERENCE SHEET SHOWING LOCATION IN THE PROSPECTUS OF

             INFORMATION REQUIRED BY ITEM 501(B) OF REGULATION S-K

ITEM                                                                             LOCATION IN PROSPECTUS
----------------------------------------------------------------  -----------------------------------------------------
       1.  Forepart of Registration Statement and Outside Front
             Cover Page of Prospectus...........................  Outside Front Cover Page

       2.  Inside Front and Outside Back Cover Pages of
             Prospectus.........................................  Outside Front Cover page; Outside Back Cover Page;
                                                                    Additional Information

       3.  Summary Information, Risk Factors and Ratio of
             Earnings to Fixed Charges..........................  Outside Front Cover Page; Prospectus Summary; Risk
                                                                    Factors

       4.  Determination of Offering Price......................                            *

       5.  Use of Proceeds......................................  Prospectus Summary, Use of Proceeds

       6.  Dilution.............................................                            *

       7.  Selling Security Holders.............................                            *

       8.  Plan of Distribution.................................  Outside Front Cover Page; Underwriting

       9.  Description of Securities to be Registered...........  Prospectus Summary; Dividend Policy; Description of
                                                                    Securities

      10.  Interest of Named Experts and Counsel................                            *

      11.  Information with Respect to Registrant...............  Prospectus Summary; Dividend Policy; Management's
                                                                    Discussion and Analysis of Financial Condition and
                                                                    Results of Operations; Management; Certain
                                                                    Transactions; Underwriting; Selected Consolidated
                                                                    Financial Data

      12.  Disclosure of Commission Position on Indemnification
             for Securities Act Liabilities.....................                            *

------------------------

*   Not Applicable

                 SUBJECT TO COMPLETION, DATED            , 1997
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                 [UNITED LOGO]

                                   $6,000,000

                               UNITED HOMES, INC.

                      ___% MANDATORY REDEMPTION DEBENTURES
                               DUE MARCH 15, 2005
                               ------------------

    United Homes, Inc. ("United") is hereby offering $6,000,000 aggregate principal amount of its __% Mandatory Redemption Debentures which will mature on March 15, 2005 (the "Debentures").

    Interest on the Debentures will accrue from their date of original issuance and will be payable quarterly on December 15, March 15, June 15 and September 15 of each year, commencing on December 15, 1997. The Debentures initially will be issued in denominations of $1,000 each, or any integral multiple thereof.

    United must redeem a portion of the Debentures on or before September 15, 1999. Commencing on or before September 15, 1999 and on each September 15 and March 15 thereafter, United will pay the Trustee sufficient cash to redeem 8.33% of the original principal amount of the Debentures on each redemption date. The Debentures are redeemable, at United's option, in whole or in part, upon at least 30 days' notice, at any time beginning December 15, 1997 at the redemption prices set forth herein plus accrued interest to the date of redemption. The Debentures to be redeemed will be selected by the Trustee by lot or other similar method.

    The Debentures will be unsecured obligations of United and will rank equally and ratably with all other unsecured indebtedness of United. The Debentures are not guaranteed by, or otherwise an obligation of, any of United's subsidiaries. As of June 30, 1997, United and its operating subsidiaries had approximately $85.0 million of outstanding liabilities, including approximately $70.2 million of secured indebtedness.
                            ------------------------

 AN INVESTMENT IN THE DEBENTURES INVOLVES A HIGH DEGREE OF RISK. THERE IS NO
   EXISTING PUBLIC MARKET FOR THE DEBENTURES AND THERE CAN BE NO ASSURANCE
      THAT A PUBLIC MARKET WILL DEVELOP. SEE "RISK FACTORS" BEGINNING ON
                                    PAGE 6.
                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
                COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
                   OF THIS PROSPECTUS. ANY REPRESENTATION TO
                           THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

                                                                                  UNDERWRITING
                                                                                  DISCOUNT AND      NET PROCEEDS TO
                                                           PRICE TO PUBLIC(1)    COMMISSIONS(2)      COMPANY(2)(3)
PER DEBENTURE............................................        $1,000               $70                 $930
TOTAL....................................................      $6,000,000           $420,000           $5,580,000

(1) Each Debenture will be offered at par with payment for interest accruing from the Closing Date or, with respect to Debentures sold after a quarterly interest payment date, the most recent quarterly interest payment date. The Company is not required to sell any minimum aggregate principal amount of Debentures. See "Underwriting."

(2) The Company has granted the Underwriter the exclusive right to sell the Debentures on a "best efforts" basis for a period of six months, subject to termination or extension in certain circumstances. The Company has agreed to pay the Underwriter an Underwriting Discount and Commission equal to 7%, a management fee equal to 2%, and a non-accountable expense allowance equal to 1% of the Total Price to Public and to reimburse the underwriter for accountable expenses up to $120,000. The Company has agreed to indemnify the Underwriter against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) The amount of the net proceeds to the Company is determined by assuming all of the Debentures offered hereby are sold and by deducting the Underwriting Discount and Commissions ($420,000), management fees ($120,000), non-accountable expense allowance ($60,000) and accountable expense reimbursements (not to exceed $120,000) as well as deducting the expenses of this offering payable by the Company, estimated at approximately $188,000.
                         ------------------------------

                       MILLER & SCHROEDER FINANCIAL, INC.

                The date of this Prospectus is           , 1997.

                                      MAP
                  MAPS INDICATE THE LOCATION OF THE COMPANY'S
                DEVELOPMENTS IN ARIZONA, ILLINOIS AND MICHIGAN.

                               PROSPECTUS SUMMARY

    THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED IN THIS PROSPECTUS AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. AS USED HEREIN, THE "COMPANY" MEANS UNITED HOMES, INC. ("UNITED"), AND UNITED'S WHOLLY-OWNED SUBSIDIARIES UNITED HOMES OF ILLINOIS, INC.; UNITED HOMES OF MICHIGAN, INC.; AND UNITED HOMES, INC., AN ARIZONA CORPORATION (INDIVIDUALLY, A "SUBSIDIARY," COLLECTIVELY THE "SUBSIDIARIES"). UNITED WAS FORMED IN 1994 TO CARRY ON THE HOMEBUILDING ACTIVITIES OF UNITED'S PARENT CORPORATION UNITED DEVELOPMENT MANAGEMENT COMPANY (THE "PARENT"). UNITED IS A WHOLLY-OWNED SUBSIDIARY OF THE PARENT. STATISTICAL AND OTHER INFORMATION CONTAINED HEREIN REGARDING THE COMPANY'S HOMEBUILDING ACTIVITIES INCLUDE THE HOMEBUILDING ACTIVITIES OF THE PARENT SINCE 1982.

                                  THE COMPANY

    The Company is a fully-integrated land development and homebuilding company operating in the Chicago, Phoenix and western Michigan markets and since 1982 has developed over 7,300 lots and has built and closed over 6,100 homes. The Company acquires undeveloped land and develops it into finished lots for residential subdivisions, and periodically options or purchases finished lots from third parties, primarily for the construction and sale of homes. The Company maintains an inventory of potential home sites (lots) by controlling undeveloped and developed land through options, contingent purchase agreements, joint ventures, partnerships and other contractual relationships with landowners ("Acquisition Agreements"). The Company believes that this strategy allows it to control sites for future development and at the same time maximize use of its available capital. For the nine months ended June 30, 1997, the Company closed on the sale of 280 homes generating approximately $51.0 million in revenue from housing and land sales as compared to 205 homes generating approximately $35.0 million in revenue from housing and land sales for the nine months ended June 30, 1996. As of June 30, 1997, the Company had contracts to sell an additional 425 homes and a current inventory of 739 lots on which the Company anticipates developing and selling 739 homes. Additionally, the Company controlled eight parcels of land under the Acquisition Agreements for future development of an estimated 3,314 homes.

    Prices for the Company's homes, including the lot, range from $110,000 to $400,000 per home. During the first nine months of fiscal 1997, the average price for a home sold by the Company was approximately $202,000. The Company markets its products to entry-level, first and second move-up, and empty-nest buyers by emphasizing the community atmosphere of its residential subdivisions, as well as those characteristics that the Company believes that its homes possess: desirable designs, quality construction and competitive prices.

    United, which is an Illinois corporation, has its principal office at 2100 Golf Road, Suite 110, Rolling Meadows, Illinois 60008. Its telephone number is 847-427-2450.

                                  THE OFFERING

Securities Offered................  $6,000,000 aggregate principal amount of ___% Mandatory
                                    Redemption Debentures, due March 15, 2005 to be issued
                                    pursuant to an Indenture (the "Indenture") between the
                                    Company and National City Bank of Minneapolis (the
                                    "Trustee") only in fully registered form in
                                    denominations of $1,000 each, or any integral multiple
                                    thereof. See "Description of Securities."

Interest Payment Dates............  Interest will accrue from the date of original issuance and will be payable quarterly on December 15, March 15,
                                    June 15 and September 15 of each year ("Interest Payment
                                    Date"), commencing on December 15, 1997.

Mandatory Redemptions.............  The Debentures will be subject to mandatory redemption beginning September 15, 1999. On or before September 15,
                                    1999 and on each September 15 and March 15 thereafter
                                    through September 15, 2004, United will pay to the
                                    Trustee cash sufficient to redeem 8.33% of the original
                                    principal amount of the Debentures on the redemption
                                    date. On or before March 15, 2005, United will pay to
                                    the Trustee cash sufficient to redeem all remaining
                                    outstanding Debentures. Debentures to be redeemed will
                                    be selected by the Trustee by lot or other similar
                                    method. See "Description of Securities--Mandatory
                                    Redemption."

Optional Redemptions..............  United may, at its option, redeem Debentures on any
                                    Interest Payment Date in minimum aggregate amounts of
                                    $100,000 at a price equal to par plus accrued interest
                                    and a premium. If an optional redemption occurs on or
                                    before September 15, 1998, a 5% premium will be due.
                                    After such date, the premium due will decline at the
                                    rate of 1% per year, with no premium due after September
                                    15, 2002. United may, at its option, elect to have any
                                    optional redemption payment applied to the next
                                    mandatory redemption payment or payments. See
                                    "Description of Securities--Optional Redemption."

Rank..............................  The Debentures will be unsecured obligations of United and will rank equally and ratably with all other
                                    unsecured indebtedness of United. The Debentures are not
                                    guaranteed by, or otherwise an obligation of, any
                                    Subsidiary. As of June 30, 1997, the Company had
                                    outstanding liabilities of $85.0 million (including
                                    $70.2 million of secured indebtedness).

Use of Proceeds...................  United intends to use the net proceeds from the sale of the Debentures, estimated to be approximately $5,092,000
                                    assuming all of the Debentures are sold, to repay
                                    indebtedness outstanding under its Construction Lines as
                                    defined herein, as well as for general corporate
                                    purposes, including land acquisition, land development,
                                    construction of homes, purchase of minority investors
                                    interest in partnerships and for working capital. See
                                    "Use of Proceeds."

Certain Covenants.................  United has agreed to comply with certain financial covenants as set forth in the Indenture. See
                                    "Description of Securities."

                                  RISK FACTORS

    An investment in the Debentures involves certain risks. See "Risk Factors" for a discussion of factors that investors should carefully consider before purchasing any of the Debentures offered hereby.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                             (DOLLARS IN THOUSANDS)

    The following summary of the Company's consolidated financial information should be read in conjunction with the Consolidated Financial Statements, including the notes thereto, appearing elsewhere in this Prospectus.

                                                                 NINE MONTHS                 FISCAL YEAR
                                                                ENDED JUNE 30,           ENDED SEPTEMBER 30,
                                                             --------------------  -------------------------------
                                                               1997       1996       1996       1995       1994
                                                             ---------  ---------  ---------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
    Revenues...............................................  $  51,608  $  34,991  $  65,117  $  44,349  $  32,886
    Gross Profit...........................................      9,855      6,928     11,330      8,004      6,579
    Operating Income.......................................      1,575      1,406      1,785      1,512      1,169
    Other Income (Expense), Net............................       (465)      (375)      (735)       (70)    --
                                                             ---------  ---------  ---------  ---------  ---------
    Income before Taxes....................................  $   1,110  $   1,031  $   1,050  $   1,442  $   1,169
                                                             ---------  ---------  ---------  ---------  ---------
    Number of Homes Closed.................................        310(4)       205       378       267        174
    Average Selling Price per Home.........................  $     179  $     171  $     172  $     166  $     189
                                                             ---------  ---------  ---------  ---------  ---------
Ratio of Earnings to Fixed Charges(1)......................         (3)      1.30         (3)      1.14       2.45
Ratio of Earnings to Adjusted Fixed Charges(2).............       1.06       4.21       1.70       1.51       2.45

------------------------
(1) In calculating the ratio of earnings to fixed charges, earnings consist of income before minority interests, income tax and fixed charges, less capitalized interest, plus the interest component included in cost of sales. Fixed charges consist of interest expended and capitalized and amortization of debt service costs. The interest factor implicit in rent expense is not significant.

(2) Represents the amount of fixed charges reduced by the amount of interest funded through draws on the Company's revolving lines of credit.

(3) Earnings were inadequate to cover fixed charges by approximately $209,000 for the year ended September 30, 1996 and by approximately $1,496,000 for the nine months ended June 30, 1997.

(4) Includes the sale of 30 lots at an average price of $46,000 per lot.

                                                       AS OF
                                                   JUNE 30, 1997                    AS OF
                                               ----------------------           SEPTEMBER 30,
                                                   AS                  -------------------------------
SELECTED BALANCE SHEET DATA:                   ADJUSTED(6)   ACTUAL      1996       1995       1994
                                               -----------  ---------  ---------  ---------  ---------
    Housing Inventories......................  $  80,420    $  80,420  $  54,588  $  28,796  $  21,143
    Total Assets.............................  $  95,727(7) $  94,819  $  69,931  $  34,365  $  26,779
    Total Liabilities (excluding
      Debentures)............................  $  78,465    $  83,557  $  58,699  $  22,909  $  18,825
    Debentures...............................  $   6,000       --         --         --         --
    Investor's Equity in Majority-Owned
      Projects(5)............................  $   1,467    $   1,467  $   2,165  $   3,037  $     400
    Stockholder's Equity.....................  $   9,795    $   9,795  $   9,067  $   8,419  $   7,554

------------------------
(5)  Represents the equity of investors in majority owned projects.

(6) Adjusted to give effect to the sale of all of the Debentures offered hereby and the application of the net proceeds as of June 30, 1997. See "Use of Proceeds" and "Underwriting."

(7) The increase includes the estimated costs of the offering estimate at an aggregate of $908,000 which are paid currently but are capitalized and amortized over the life of the Debentures.

                                  RISK FACTORS

    THE DEBENTURES INVOLVE A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS BEFORE PURCHASING THE DEBENTURES. CERTAIN STATEMENTS IN THIS PROSPECTUS THAT ARE NOT HISTORICAL FACTS CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). DISCUSSIONS CONTAINING SUCH FORWARD-LOOKING STATEMENTS MAY BE FOUND IN THE MATERIAL SET FORTH UNDER THIS SECTION AND UNDER "PROSPECTUS SUMMARY," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," AND "BUSINESS," AS WELL AS WITHIN THE PROSPECTUS GENERALLY. IN ADDITION, WHEN USED IN THE PROSPECTUS THE WORDS "BELIEVES," "INTENDS," "ANTICIPATES," "EXPECTS" "SEEKS" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING WITHOUT LIMITATION THE FOLLOWING: CYCLICALITY OF THE HOME BUILDING INDUSTRY, PRICE FLUCTUATIONS OF MATERIALS, ADVERSE ECONOMIC CONDITIONS, INABILITY TO SUCCESSFULLY ACCESS CAPITAL AND THE RISK THAT THE COMPANY WILL FACE DIFFICULTIES IN CONTROLLING OPERATIONS IN DIVERSE GEOGRAPHIC LOCATIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF THE RISK FACTORS SET FORTH IN THIS SECTION AND THE MATTERS SET FORTH IN THE PROSPECTUS GENERALLY. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS THAT MAY BE MADE TO REFLECT ANY FUTURE EVENTS OR CIRCUMSTANCES.

SUBSTANTIAL LEVERAGE, RELIANCE ON FINANCING AND NO ASSURANCE OF AVAILABILITY OF
  CREDIT

    The land development and homebuilding business is capital intensive. The Company has incurred a substantial amount of indebtedness to finance its capital needs. As of June 30, 1997, the Company had $85.0 million of outstanding liabilities, including $70.2 million of secured indebtedness. Further, the Company's earnings were inadequate to cover fixed charges by approximately $212,000 and $1,496,000 for the fiscal year ended September 30, 1996 and the nine months ended June 30, 1997, respectively. Although the Company believes that internally generated funds, the net proceeds from the Debentures and the Company's available borrowings under its credit facilities will be sufficient to meet its reasonably anticipated needs for working capital, liquidity and debt service on the Debentures, there can be no assurance that these sources will prove sufficient. The Company may be required to seek additional capital, particularly if these sources prove to be insufficient and there can be no assurance that additional capital, either in the form of equity or debt, will be available on terms and conditions acceptable to the Company, if at all.

    The Company's ability to meet its debt service obligations is dependent upon the future performance of the Company, which, in turn, is subject to general economic conditions as to financial, competitive, business and other factors, including factors beyond the Company's control. The level of the Company's leverage could restrict its flexibility in responding to changing business and economic conditions. If the Company is at any time unable to generate sufficient cash flow from operations or borrow under its existing credit facilities to service its debt, it may be required to seek refinancing for all or a portion of that debt or to obtain additional financing. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained on terms that are favorable or acceptable to the Company, if at all.

LACK OF COLLATERAL

    United's obligations under the Indenture are not secured by any of United's assets. As of June 30, 1997, the Company had approximately $85.0 million of outstanding liabilities, including approximately $70.2 million of secured indebtedness. Creditors who have a security interest in a particular asset have a right ranking ahead of the holders of the Debentures with respect to that asset. Further, United's homebuilding operations are conducted entirely through the Subsidiaries. Accordingly, United derives its operating income and cash flow from these Subsidiaries, and relies on the Subsidiaries to generate the funds necessary to meet its obligations, including its obligations to pay principal and interest on the Debentures. The ability of the Subsidiaries to pay dividends or otherwise make payments to United is subject to, among other things, applicable state law and restrictions imposed on the Subsidiaries by their respective creditors. The Indenture will not limit the ability of the Subsidiaries to incur such restrictions in the future. Further, the right of United to participate in the assets of any Subsidiary (and thus the ability of the holders of the Debentures to benefit indirectly from these assets) are generally subject to the prior claims of creditors, including trade creditors, of that Subsidiary except to the extent that United is recognized as a creditor of such Subsidiary, in which case United's claims would still be subject to any security interest holders or other creditors of that Subsidiary. The Debentures, therefore, will be structurally subordinated to creditors, including trade creditors of the Subsidiaries.

    In the event of the dissolution, winding up, liquidation or bankruptcy of United, the holders of the Debentures will not be entitled to receive any payment until the holders of secured indebtedness receive payment or distributions in respect of the assets collateralizing their debt. Upon the occurrence of any payment default on secured indebtedness, proceeds from the assets collateralizing the secured indebtedness which is in default may not be used to satisfy United's obligations on the Debentures. The Indenture does not limit the amount of secured indebtedness that United may incur. Further, United has incurred, and will likely incur in the future, secured indebtedness, to finance the development of its properties and the construction of its homes. See "Description of Securities."

INTEREST RATES; MORTGAGE FINANCING

    In general, the demand for housing is influenced in large part by the availability of mortgage financing and the ability of prospective purchasers to finance home purchases since virtually all of the purchasers of the Company's homes finance their acquisitions through third-party lenders. Increases in interest rates generally reduce the demand for, and affordability of, mortgage financing and therefore the demand for the Company's homes. Increases in interest rates would have a material adverse affect on the Company's results of operations and financial condition.

CYCLICAL ECONOMIC CONDITIONS

    The homebuilding industry is cyclical in nature and is significantly affected by changes in national and local economic and other conditions, such as employment levels, availability of financing, interest rates, consumer confidence and housing demand. Sales of new homes are also affected by market conditions for resale homes and rental properties. Certain of the markets in which the Company operates have at times in the past experienced significant declines in housing demand and there can no assurance that these declines will not occur in the future. Homebuilders such as the Company also incur substantial risk due to the fluctuating market value of land, building lots, and housing inventories. Additionally, the carrying cost of the Company's inventory can be significant and can result in losses in poorly performing projects or markets. Homebuilders are also subject to various other risks which may cause fluctuations in operating results such as competitive over building, shortage of desirable land with municipal services, availability and cost of materials and labor, construction delays, cost overruns, weather conditions, government regulation, availability of adequate financing, changes in mortgage interest rates and real estate taxes as well as other governmental fees.

FLUCTUATIONS IN OPERATING RESULTS

    The Company's operating results fluctuate from time to time based on factors not entirely within the Company's control. These factors include, among others:
(i) the timing of home closings and land sales; (ii) the Company's ability to acquire additional land or options thereon on acceptable terms; (iii) the condition of the real estate market and the general economy in the Company's markets as well as other markets into which the Company may expand; (iv) the cyclical nature of the home building industry and changes in prevailing interest rates and availability of mortgage financing; and (v) cost of material and labor and delays in construction schedules. The Company's gross margins also are affected by the location and type of lot, as well as the design of the particular home sold.

RESTRICTIONS IMPOSED BY TERMS OF INDENTURE

    The Indenture will restrict United and the Subsidiaries from, among other things, incurring additional indebtedness, paying excessive dividends or making certain other restricted payments or investments, consummating certain asset sales, entering into certain transactions with affiliates, incurring liens, or merging or consolidating with any other person or selling, assigning, transferring, conveying or otherwise disposing of all of substantially all of their respective assets. The Indenture will also impose limitations on United's ability to restrict the ability of its Subsidiaries to pay dividends or make certain payments to United or any of the Subsidiaries. In addition, the Indenture will require United to maintain specified financial ratios and satisfy certain financial tests. United's ability to meet these ratios and tests may be affected by events beyond its control, and there can be no assurance that the United will meet these tests. The Indenture does not, however, prohibit the Company from entering new markets and United may elect to utilize a portion of the proceeds from the Debentures to fund expansion into new markets.

NEED TO ACQUIRE LAND FOR FUTURE DEVELOPMENT

    The Company's ability to generate revenues in the future depends, in part, on its ability to acquire or otherwise control an inventory of undeveloped land while efficiently deploying its available capital. Although the Company attempts to minimize the amount of capital invested in land parcels, the Company's inventory of land may, from time to time, exceed the demand for the Company's products thus limiting the capital available for additional land acquisition. In pursuing its development activities, the Company may invest significant amounts of capital to acquire and maintain control of undeveloped land as well as to apply for regulatory approvals prior to determining whether the Company will actually develop the land. There can be no assurance that such land will be developed on acceptable terms and conditions, if at all, or that the Company will have adequate capital to compete with third parties in acquiring land. See "Business--Operating Strategy" and "Business--Land Development."

EXTENSIVE REGULATIONS AND ENVIRONMENTAL FACTORS

    The homebuilding industry in general, and the Company in particular, is subject to extensive and complex laws and regulations which cover, among other things, zoning and density requirements, design and building permits, building materials, environmental and health issues, advertising and consumer credit, development, homebuilding and sales activities. These laws and regulations impact the time required to obtain approvals necessary to begin home construction and can adversely impact the time between the initial control of land, commencement of development and completion of construction. The Company is also subject to a variety of environmental laws and regulations which can affect its business and its homebuilding projects. The particular environmental laws and regulations which apply to any given homebuilding site vary greatly depending on the site's location, environmental condition, present and former uses of the site as well as adjoining properties. These laws and regulations may result in additional delays, may cause the Company to incur substantial compliance and other costs, and may prohibit or severely restrict homebuilding activity in certain environmentally sensitive areas. See "Business--Governmental Regulation."

    In addition, the Company is subject to laws and regulations governing the type of materials used in constructing its homes and imposing liability on the Company for personal injury and worker's compensation claims. Although the Company maintains insurance against the liability for personal injury and worker's compensation claims, there can be no assurance that this coverage will be adequate.

RELIANCE ON SUBCONTRACTORS

    With the exception of field supervisors, the Company does not employ its own development or construction personnel. Instead, the Company depends on subcontractors and other independent contractors to complete its land development and home construction activities. There can be no assurances that the Company will continue to be able to contract for the services of subcontractors necessary to complete such land development and construction on reasonable terms, if at all. See "Business--Home Design and Construction."

RELIANCE ON KEY PERSONNEL

    The Company relies upon certain key management employees, including United's Chairman, Virgil W. Owings, and President, Edward F. Havlik. The loss of either individual's services could have a material adverse effect on the Company's results of operations and financial condition. The Company believes that its future success will depend on its ability to retain key members of management and to attract experienced management in the future. There can be no assurance that it will be able to do so. The Company does not carry, and will not likely obtain any key man life insurance on these individuals. See "Management."

COMPETITION

    The homebuilding industry is highly competitive and fragmented. Homebuilders compete for desirable properties, financing, raw materials and skilled labor. The Company competes for residential sales with other homebuilders, individual resales of existing homes, available rental housing and, to a lesser extent, resales of condominiums. The Company's competitors include a number of large national and regional homebuilding companies (Chicago and Phoenix markets) and small local homebuilding companies (in all of the Company's markets), some of which may have greater financial resources, easier access to capital markets or lower costs than the Company.

CONFLICTS OF INTEREST

    From time to time the Company may enter into transactions with affiliates including the Parent or its shareholders as well as the Company's officers and directors. There can be no assurance that these transactions will be on terms and conditions similar to those that may be available with a third party and may have an unfavorable impact on the Company's results of operation and financial condition. See "Certain Transactions."

NO PUBLIC MARKET FOR THE DEBENTURES

    There is no existing public market for the Debentures, and there can be no assurance that one will develop or, if a market does develop, that it will provide sufficient liquidity or will continue in existence until maturity of the Debentures. Even if a market develops, there can be no assurance that a holder of the Debentures will be able to sell Debentures on acceptable terms and conditions, if at all. To the extent that a market develops, future trading prices of the Debentures will depend on many factors, including, among other things, prevailing interest rates, the Company's operating results, competitive factors and the market for similar securities which is subject to numerous factors, including but not limited to fluctuating interest rates. The Company does not intend to list the Debentures on any securities exchange or to seek to have the Debentures authorized for quotation on Nasdaq.

                                USE OF PROCEEDS

    The net proceeds from sale of the Debentures are estimated to be approximately $5,092,000, assuming the sale of $6,000,000 in aggregate principal amount of Debentures (the "Maximum Amount").

    The Company expects to utilize the net proceeds to repay debt outstanding under the Heller Line and the Residential Line I (each as defined herein, collectively the "Construction Lines") as well as for general corporate purposes, including land acquisition, land development, construction of homes, purchase of minority investors' interest in partnerships and for working capital.

    Draws on the Heller Line bear interest at a variable rate equal to the General Electric Capital Corporation Composite Commercial Paper Rate (as defined in the loan agreement) plus 3.75% per annum (9.4% as of June 30, 1997). Draws on the Heller Line which are outstanding on May 31, 1998 automatically convert to a term loan maturing on May 31, 1999. Draws under Residential Line I bear interest at a variable rate equal to prime plus 1.25% per annum (9.75% as of June 30, 1997). Residential Line I matures on March 14, 2001. The Company may re-borrow amounts repaid under either line for general corporate purposes including land acquisition, land development, construction of homes and for working capital. See "Management's Discussion and Analysis and Results of Operations and Financial Condition--Financial Condition and Liquidity."

                                 CAPITALIZATION

    The following table sets forth the consolidated capitalization of the Company at June 30, 1997, and as adjusted to give effect to the sale of the Debentures (assuming the sale of the Maximum Amount and the application of the net proceeds therefrom).

                                                                         AS OF JUNE 30, 1997
                                                                        ----------------------
                                                                         ACTUAL    AS ADJUSTED
                                                                        ---------  -----------
                                                                        (DOLLARS IN THOUSANDS)
Indebtedness:
    Debt due within one year..........................................  $   8,899   $   8,899
    Debt due after one year (excluding debentures)....................     61,394      56,302
    Debentures........................................................     --           6,000
                                                                        ---------  -----------
    Total Indebtedness................................................  $  70,293   $  71,201

Total stockholder's equity............................................  $   9,795   $   9,795
                                                                        ---------  -----------
Total capitalization..................................................  $  80,088   $  80,996
                                                                        ---------  -----------
                                                                        ---------  -----------

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data as of September 30, 1996 and 1995 and for each of the three years in the period ended September 30, 1996 has been derived from the Company's consolidated financial statements audited by Ernst & Young LLP, independent auditors, whose report with respect thereto is included elsewhere in this Prospectus. The selected consolidated financial data as of September 30, 1994, 1993 and 1992 and for each of the two years in the period ended September 30, 1993, has been derived from audited financial statements. The selected consolidated financial data for the nine months ended June 30, 1997 and 1996 are derived from unaudited financial statements but, in the opinion of management, includes adjustments, all of which are of a normal recurring nature, necessary for a fair presentation. The results of operations for the nine months ended June 30, 1997 may not be indicative of the results to be expected for the year ending September 30, 1997. The following selected consolidated financial data should be read in conjunction with the consolidated financial statements, including the notes thereto, set forth elsewhere in this Prospectus.

                                            NINE MONTHS ENDED JUNE
                                                     30,                             YEAR ENDED SEPTEMBER 30,
                                            ----------------------  ----------------------------------------------------------
                                               1997        1996        1996        1995        1994        1993        1992
                                            ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                                                          (DOLLARS IN THOUSANDS)
SELECTED STATEMENT OF INCOME DATA:
  Revenues................................  $   51,608  $   34,991  $   65,117  $   44,349  $   32,886  $   24,896  $   35,011
  Cost of Revenues........................  $  (41,753) $  (28,063) $  (53,787) $  (36,345) $  (26,307) $  (17,193) $  (25,307)
                                            ----------  ----------  ----------  ----------  ----------  ----------  ----------
  Gross Profit............................  $    9,855  $    6,928  $   11,330  $    8,004  $    6,579  $    7,703  $    9,704
  Operating Expenses......................  $   (8,280) $   (5,522) $   (9,545) $   (6,492) $   (5,410) $   (5,088) $   (7,689)
                                            ----------  ----------  ----------  ----------  ----------  ----------  ----------
  Income before Investors Share of Income
    in Majority Owned Land Development and
    Housing Partnerships..................  $    1,575  $    1,406  $    1,785  $    1,512  $    1,169  $    2,615  $    2,015
  Investor's Share of Income in Majority
    Owned Land Development and Housing
    Partnerships..........................  $     (465) $     (375) $     (735) $      (70)     --          --          --
                                            ----------  ----------  ----------  ----------  ----------  ----------  ----------
  Income before Income Taxes..............  $    1,110  $    1,031  $    1,050  $    1,442  $    1,169  $    2,615  $    2,015
  Income Taxes............................  $     (382) $     (401) $     (401) $     (577) $     (468) $   (1,046) $     (826)
                                            ----------  ----------  ----------  ----------  ----------  ----------  ----------
  Net Income..............................  $      728  $      630  $      649  $      865  $      701  $    1,569  $    1,189
                                            ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                            ----------  ----------  ----------  ----------  ----------  ----------  ----------
  Number of Homes Closed..................         310(4)        205        378        267         174         110         146
  Average Selling Price per Home..........  $      179  $      171  $      172  $      166  $      189  $      224  $      233
                                            ----------  ----------  ----------  ----------  ----------  ----------  ----------
  Ratio of Earnings to Fixed Charges(1)...          (3)       1.30          (3)       1.14        2.45        7.28        6.48
                                            ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                            ----------  ----------  ----------  ----------  ----------  ----------  ----------
  Ratio of Earnings to Adjusted Fixed
    Charges(2)............................        1.06        4.21        1.70        1.51        2.45        7.28        6.48
                                            ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                            ----------  ----------  ----------  ----------  ----------  ----------  ----------

------------------------
(1) In calculating the ratio of earnings to fixed charges, earnings consist of income before minority interests, income tax and fixed charges, less capitalized interest, plus the interest component included in cost of sales. Fixed charges consist of interest expended and capitalized and amortization of debt service costs. The interest factor implicit in rent expense is not significant.

(2) Represents the amount of fixed charges reduced by the amount of interest funded through draws on the Company's revolving lines of credit.

(3) Earnings were inadequate to cover fixed charges by approximately $209,000 for the year ended September 30, 1996 and by approximately $1,496,000 for the nine months ended June 30, 1997.

(4) Includes the sale of 30 lots at an average price of $46,000 per lot.

                                 AS OF JUNE 30,                      AS OF SEPTEMBER 30,
                              --------------------  -----------------------------------------------------
SELECTED BALANCE SHEET DATA:    1997       1996       1996       1995       1994       1993       1992
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Inventories...............  $  80,420  $  52,827  $  54,588  $  28,796  $  21,143  $  12,506  $   9,157
  Total Assets..............  $  94,819  $  60,615  $  69,931  $  34,365  $  26,779  $  21,216  $  15,310
  Debt Due after One Year...  $  61,394  $  40,139  $  37,692  $  16,507  $   7,250  $   7,196  $   3,323
  Total Liabilities.........  $  83,557  $  48,865  $  58,699  $  22,909  $  18,825  $  13,718  $   7,302
  Investor's Equity in
    Majority-Owned
    Projects(5).............  $   1,467  $   2,702  $   2,165  $   3,037  $     400     --         --
  Stockholders' Equity......  $   9,795  $   9,048  $   9,067  $   8,419  $   7,554  $   7,498  $   8,008

------------------------
(5)  Represents the equity of investors in majority owned projects.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    The following analysis of the Company's consolidated financial condition and results of operations as of September 30, 1995 and 1996, for the years ended September 30, 1994, 1995, and 1996 and for the nine months ended June 30, 1996 and 1997 should be read in conjunction with the Company's Consolidated Financial Statements, including the notes thereto, and other information presented elsewhere in this Prospectus. Certain statements in this Prospectus that are not historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act. Discussions containing such forward-looking statements may be found below and in the material set forth under "Summary," "Risk Factors," and "Business," as well as within the Prospectus generally. In addition, when used in the Prospectus the words "believes," "intends," "anticipates," "expects," "seeks" and similar expressions are intended to identify forward-looking statements. Such statements are subject to a number of risks and uncertainties, including without limitation the following: cyclicality of the homebuilding industry, price fluctuations of materials, adverse economic conditions, inability to successfully access capital, and the risk that the Company will face difficulties in controlling operations in diverse geographic locations. Actual results could differ materially from those projected in the forward-looking statements as a result of the factors set forth in the section entitled "Risk Factors" and the matters set forth in the Prospectus generally. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.

GENERAL

    The Company generates revenue from the interrelated activities of land acquisition, development and homebuilding. The Company generally enters into a purchase agreement with a potential home buyer prior to commencing construction, except where the home is being constructed on a speculative basis or to be used as a model home. Additionally, weather conditions in the Chicago and western Michigan markets make it necessary to start foundation construction in the fall and early winter months prior to executing purchase agreements to ensure available inventory for winter sales and spring closings. The Company does not recognize a sale for accounting purposes until the sale of a home or lot is closed. The time period from execution of a purchase agreement to the closing of the sale of a home generally ranges from six to nine months. As of June 30, 1997, the Company had contracts to sell 425 homes. See "Business-Land Acquisition."

RESULTS OF OPERATIONS

    NINE MONTHS ENDED JUNE 30, 1997 AND 1996. Revenues from housing and land sales increased approximately $17.0 million or 49% for the nine months ended June 30, 1997, compared to the same period in 1996 increasing from approximately $34.5 million to approximately $51.5 million. The increase in revenue resulted from both an increase in the volume of homes closed during the period and an increase in the average selling price. In particular, the Company closed on sales of 280 homes in the nine months ended June 30, 1997 at an average selling price of $202,000 compared to 205 closings at an average selling price of $171,000 in the same period in 1996. The Company believes that the volume increase reflected an increase in demand for the Company's homes and an increase in the number of housing starts. Similarly, the increase in average selling price reflected both a general price increase of 5% instituted by the Company on all its products, as well as changes in the mix of homes closed in 1997 compared to 1996.

    Direct construction costs, including amortization of capitalized interest and real estate taxes, increased during the nine-month period ended June 30, 1997 from approximately $28 million to approximately $42 million as compared to the same period in 1996. The increase in these costs resulted mainly from increases in the number of homes constructed, sold and closed during the period as compared to the same period in 1996 and a corresponding increase in the expense incurred related to interest and real estate taxes previously capitalized. As a percentage of housing and land sales revenue, however, direct construction costs declined from 81.4% during the nine months ended June 30, 1996 to 80.9% during the nine months ended June 30, 1997. Other costs and expenses, however, increased from approximately $5.5 million for the nine months ended June 30, 1996 to approximately $8.3 million for the nine months ended June 30, 1997. The increase in these costs and expenses was due to the increase in the number of homes closed between the two periods which resulted in additional selling and general administrative costs. Income after adjusting for minority interests in company controlled land development and housing partnerships and income taxes increased from approximately $630,000 for the nine months ended June 30, 1996 to approximately $728,000 for the nine months ended June 30, 1997. Total earnings, which reflects net income before minority interests and income taxes adjusted for the amount of interest expense during the period, increased to $3,500,442 for the nine months ended June 30, 1997 from $2,358,704 for the nine months ended June 30, 1996. Total fixed charges which means all interest charges, whether expensed or capitalized also increased to $4,996,942 for the nine months ended June 30, 1997 from $1,807,931 for the nine months ended June 30, 1996. The increase in fixed charges reflects the increase in the number of homes constructed and sold during the period. These charges are amortized at the time of closing. Although earnings were inadequate to cover fixed charges for the nine months ended June 30, 1997, management believes that the Company has adequate capital to cover these fixed charges. In particular, the Company typically funds its interest charges by draws under its credit lines described below. Net proceeds from home closings are utilized to pay down draws on these lines.

    YEARS ENDED SEPTEMBER 30, 1996, 1995 AND 1994. Revenue from housing and land sales for the fiscal years ended September 30, 1996, 1995 and 1994 was approximately $64.7 million, $43.4 million and $32.2 million, respectively. Total revenues were approximately $65.1 million, $44.3 million and $32.8 million, respectively, when adding in revenue from the Company's share of net income from minority owned land development housing partnerships, as well as management fees. The total number of homes sold and closed for the fiscal year ended September 30, 1996, 1995 and 1994 was 378 homes, 267 homes and 174 homes, respectively. The Company believes that the increases in the volume of homes closed when comparing 1995 to 1994 and 1996 to 1995 was caused in part by increases in demand for new residential housing resulting from decreases in long-term mortgage interest rates, and in the case of 1995 compared to 1994, increases in the Company's inventory of land available for development which translated into the construction and sale of more homes in 1995. The average selling price of a home closed in 1996 also increased from $166,000 in 1995 to $172,000 in 1996. In contrast, the average selling price for a home closed during fiscal year 1995 decreased from $189,000 for fiscal year 1994 to $166,000. The Company believes that the increase in the average selling price of homes closed in 1996 when compared to 1995 resulted from changes in the mix of homes closed during 1996 (higher priced homes), which also accounted for the decline in average selling price during fiscal year 1995 when compared to fiscal year 1994 (lower priced homes).

    Direct construction costs, including amortization of capitalized interest and real estate taxes for the year ended September 30, 1996, 1995 and 1994 was approximately $53.7 million, $36.3 million and $26.3 million, respectively. The year-to-year increases were generally the result of increases in the number of homes constructed, sold and closed during 1995 when compared to 1994 and during 1996 when compared to 1995. As a percentage of housing and land sales revenue, direct construction and costs increased to 83.6% for fiscal year 1995 when compared to 81.6% for fiscal year 1994 and then declined to 83% for fiscal year ended 1996 when compared to fiscal year 1995. Other costs and expenses for the year ended September 1996, 1995 and 1994 were approximately $9.5 million, $6.5 million and $5.4 million, respectively. The increase in these expenses resulted mainly from an increase in the number of active projects, as well as increases in advertising costs associated with these projects. Net income was $648,627 in 1996 compared to $864,939 in 1995. Total earnings for the fiscal years ended September 30, 1996, 1995 and 1994 were $3,747,772, $2,171,479 and $1,889,538 respectively. Fixed charges for these periods were $3,960,336, $1,905,129 and $771,379. Earnings were inadequate to cover fixed charges by $212,000 for the fiscal year ended September 30, 1996 but exceeded fixed charges by 1.14 times and 2.45 times for the fiscal years ended September 30, 1995 and 1994 respectively.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's cash and cash equivalents balance at June 30, 1997 and September 30, 1996 was approximately $1.1 million and $824,000, respectively. As described below, the increase in cash and cash equivalents was attributable to an increase in cashflow from financing activities of approximately $20.9 million and offset by net cash used in operating activities of approximately $20.6 million.

    The Company finances most of its capital needs through three primary lines of credit: (i) a $25 million line of credit from Heller Financial (the "Heller Line"); (ii) a $25 million line of credit from Residential Funding Corp. (the "Residential Line I"); and (iii) a second $25 million line of credit from Residential Funding Corp. which can be used solely to fund acquisition and development activity, such as sewer and roadway construction (the "Residential Line II," with the Residential Line I the "Residential Lines"). Draws on the Construction Lines are secured by certain of the Company's assets and are available to fund home construction costs. Under these lines, the Company may draw up to 75-80% of a home's sales contract value or appraised value to fund these, as well as, other permitted costs. As of June 30, 1997, there was $21.0 million, $17.1 million and $10.9 million outstanding on the Residential Line I, Heller Line and Residential Line II, respectively. Draws on the Heller Line bear interest at a variable rate equal to the General Electric Capital Corporation Composite Commercial Paper Rate plus 3.75% per annum (9.4% as of June 30, 1997). Draws on the Heller Line which are outstanding on May 31, 1998 automatically convert to a term loan maturing on May 31, 1999. Draws under the Residential Lines bear interest at a variable rate equal to prime plus 1.25% per annum (9.75% as of June 30, 1997). Residential Line I matures on March 14, 2001. The Company is able to draw on the Residential Line II to finance the cost of laying foundations in the Chicago and western Michigan markets. This allows the Company to continue construction activities during the winter months, thus lessening the impact of adverse weather on the Company's operations. From time to time, the Company also incurs indebtedness secured by specific projects which is then retired with the proceeds from sale of the particular project. As of June 30, 1997, the Company had approximately $21.3 million of this indebtedness outstanding, all of which was secured by certain of the Company's assets. This indebtedness generally matures between 1997 and 2000 and bears interest at a rate of approximately 9.75% per annum as of June 30, 1997. Finally, the Company also generates additional working capital by selling, and then leasing back, certain of its model homes to Model Homes, L.L.C. ("Model Homes"), a company controlled by family members of the Company's directors and shareholders. See "Certain Transactions." Under this arrangement, the Company sells certain of its model homes to Model Homes at a price equal to the appraised value of the completed home and then leases the completed home from Model Homes. As part of the sale, Model Homes typically assumes indebtedness secured by the particular model home. The net proceeds after debt assumption, typically 25% of the purchase price, are paid to the Company in cash (15%) and an interest bearing demand note. As of June 30, 1997, the Company had a $0.6 million note from Model Homes in respect of these sales. This demand note bears interest at a rate of 10% per annum. The Company believes this arrangement allows it to increase its available capital by reducing the amount of committed capital to model homes which typically are the last homes sold at the Company's developments.

    The Company believes that the capital available under the lines of credit described above, as well as project specific indebtedness and cashflow from sale of the model homes, along with internally generated funds and the proceeds from the Debentures, will be sufficient to meet the Company's reasonably anticipated needs for working capital and liquidity.

    CASH FLOWS FROM OPERATING ACTIVITIES. The Company's operating activities utilized cash in both the year ended September 30, 1996 and the nine months ended June 30, 1997. The Company utilized approximately $29.5 million in cash in operating activities during the year ended September 30, 1996. This cash was used primarily to increase the Company's housing inventories (approximately $26 million) as well as to increase the land held for future development (approximately $8.0 million) offset by an increase in the Company's increase in accounts payable (approximately $4.0 million). Similarly, for the nine months ended June 30, 1997, the Company utilized approximately $20.6 million in cash from operating activities. This cash was utilized primarily to increase the Company's inventory of housing (approximately $26 million) offset by an increase in the Company's accounts payable (approximately $4.3 million). In each case, the increase in the Company's accounts payable reflects an increase in amounts owed to vendors and other subcontractors reflecting an increase in the number of homes being constructed by the Company.

    CASH FLOWS PROVIDED BY FINANCING ACTIVITIES. The Company's financing activities provided the bulk of the Company's cashflow in both the fiscal year ended September 30, 1996, as well as the nine months ended June 30, 1997. During the fiscal year ended September 30, 1996, net cash provided by financing activities was approximately $29 million comprised almost entirely of proceeds from development loans and other notes payable of approximately $99.5 million offset by repayments on development loans and other notes payable of approximately $68.8 million. For the nine months ended June 30, 1997, financing activities provided the Company with net cash of approximately $20.9 million comprised of the proceeds from development loans and other notes payable of approximately $93.4 million offset by repayments on development loans and other notes payable of approximately $71.3 million. The increase in borrowing activity in each time period reflects increases in the amount of funds necessary to finance the Company's construction and development activities as reflected by increases in the number of homes constructed and sold by the Company in each period when compared to the prior comparable period. These borrowings are typically repaid from the proceeds of housing or lot sales and then reborrowed by the Company to fund construction costs. Thus, borrowings on the Company's lines of credit (described above) fluctuate significantly based on the level of the Company's activities.

    CASH FLOWS FROM INVESTING ACTIVITIES. Net cash provided by or used for investing activities was not significant for the nine months ended June 30, 1997 or for the fiscal year ended September 30, 1996.

    INFLATION AND THE EFFECTS OF CHANGING PRICES. Real estate and residential housing prices are affected by inflation, which can cause increases in the price of land, raw materials and subcontracted labor. Historically, the Company has been able to increase the price of its housing products to cover these costs. Interest rate fluctuations also affect gross profit margins by increasing or decreasing financing costs for land, construction, and operations. The Company believes that product demand and sales are impacted by mortgage interest rates. The Company benefited from low mortgage interest rates from 1994 through early 1995, and then again from mid-year 1995 through 1997. If rates increase, customers may be discouraged from purchasing a home, due to the increased cost, decrease in buying power and possible difficulty in qualifying for a mortgage. Seasonality is generally not a significant factor in the Company's operations, in part because homes can be constructed and sold year-round, particularly in the Phoenix Area.

                                    BUSINESS

    The Company is a fully integrated land development and homebuilding company operating in the Chicago, Phoenix and western Michigan markets and since 1982 has developed over 7,300 lots and has built and closed over 6,100 homes. The Company acquires undeveloped land and develops it into finished lots for residential subdivisions, and periodically options or purchases finished lots from third parties primarily for the construction and sale of homes. The Company maintains an inventory of potential home sites (lots) by controlling undeveloped and developed land through the use of the Acquisition Agreements. The Company believes that this strategy allows it to control sites for future development and at the same time maximize the use of its available capital. See "--Land Acquisition" below. For the nine months ended June 30, 1997, the Company closed on the sale of 280 homes generating approximately $51.6 million in revenue from housing and land sales as compared to 205 homes generating approximately $35.0 million in revenue from housing and land sales for the nine months ended June 30, 1996. As of June 30, 1997, the Company had contracts to sell an additional 425 homes and a current inventory of 739 lots on which the Company anticipates developing and selling 739 homes. Additionally, the Company controlled eight parcels of land under agreements for future development of an estimated 3,314 homes.

    Prices for the Company's homes (including the lot) range from $110,000 to $400,000 per home. During the first nine months of fiscal 1997, the average price for a home sold by the Company was approximately $202,000. The Company markets its products to entry level, first and second move-up, and empty-nest buyers by emphasizing the community atmosphere of its residential subdivisions, as well as those characteristics that the Company believes its homes possess: desirable designs, quality construction, and competitive prices.

    The table below summarizes the number of closings for the last three fiscal years and the interim periods indicated:

                                                              NINE MONTHS ENDED
                                                                   JUNE 30,           YEAR ENDED SEPTEMBER 30,
                                                             --------------------  -------------------------------
                                                               1997       1996       1996       1995       1994
                                                             ---------  ---------  ---------  ---------  ---------
                                                                             (DOLLARS IN THOUSAND)
Homes Closed...............................................      310(1)       205        378        267        174
Average Selling Price of Homes.............................  $     179  $     171  $     172  $     166  $     189
Total Volume of Closed Homes...............................  $  51,608  $  34,991  $  64,749  $  43,448  $  32,231

------------------------

(1) Includes the sale of 30 lots at an average price of $46,000 per lot.

OPERATING STRATEGY

    The Company seeks to locate and control property for development while minimizing the amount of direct capital investment. The Company seeks to minimize its financial exposure by carefully monitoring and controlling the costs of designing, building and selling its homes and by carefully managing its inventory of undeveloped land, developed lots and unsold homes. The Company attempts to achieve this goal by maintaining its inventory of homesites, lots, undeveloped and developed land by using Acquisition Agreements. Generally, the Company attempts to develop homes in areas with limited competition and before purchasing any property employs an independent marketing consultant to analyze the real estate market in which the property is located. The Company seeks to control construction costs by requiring firm bids from its subcontractors and approval of all payments and change orders by the Company's construction supervisor.

    The Company's product mix includes both single family and multifamily home designs. The Company uses competitive market analysis, focus groups and research in an effort to define and develop each product line to suit the needs of each particular market. Each home design is periodically updated in order to reflect changing market and customer needs and demand.

    The Company sells its homes through commissioned employees who work from sales offices located at each project or, in certain cases, outside brokers. The Company markets its homes through a combination of newspaper, radio and television advertising, direct mail, directional signage, special promotions, the Internet and referrals both from homebuyers and brokers. Uniform corporate brochures and promotional pieces have been developed to create cost efficiencies and to promote uniformity in the use of the Company's name, identity and vision.

    The Company monitors customer satisfaction through an annual survey conducted by independent third parties and through post-closing customer satisfaction surveys as well as through sample surveys of individuals who did not purchase a home from the Company.

MARKETS/PRODUCT

    GENERAL The Company operates principally in three market areas: the Chicago metropolitan area, Phoenix and its surrounding suburbs and western Michigan. The Company attempts to tailor its housing products for each market but generally targets entry level, first and second move-up, and empty-nest buyers at prices ranging from approximately $110,000 to $400,000 per home depending on the particular market. The Company's marketing efforts emphasize the community atmosphere of its residential subdivisions and those characteristics that the Company believes its homes possess: esthetically pleasing designs, quality construction and competitive prices.

    CHICAGO METROPOLITAN AREA. The Company believes that the Chicago metropolitan area, which consists of Cook, DeKalb, DuPage, Grundy, Kendall, Lake, McHenry, Will and Kane counties (the "Chicago Area") offers significant opportunities for expansion. The Chicago Area economy has exhibited growth in recent years due in part to the diversification of employment opportunities which has led to an increase in employment, population and housing starts. Annual building permits issued for single-family residential units in the Chicago Area have increased from approximately 17,726 in 1991 to approximately 24,597 in 1996. According to statistics, as reported by TRACY CROSS & ASSOCIATES, INC., single-family home sales in the Chicago Area were 3.4% higher in 1996 compared to 1995. Additionally, the MORTGAGE BROKERS ASSOCIATION OF AMERICA has forecasted that in 1997, the Chicago Area will be ranked the number one mortgage market in the United States based on a number of factors, including population trends, number of households, non-farm payroll employment, personal income, housing permits, home sales, home prices and housing affordability.

    The Chicago Area was ranked 88th in the nation by the NATIONAL ASSOCIATION OF HOMEBUILDERS ("NAHB") in population growth over the last ten years. According to the U.S. CENSUS BUREAU 1997 estimates, the population of the Chicago Area was approximately 7,769,033, up from the 1990 census figures of approximately 7,410,858 and is projected to rise to approximately 7,995,867 people by 2002. The unemployment rate in the Chicago Area has declined from 5.4% in 1990 to 4.7% as of December 1996 (compared to the national unemployment rate of 5.0% as of December, 1996 seasonally adjusted to 5.3%). Approximately 260,600 new jobs have been created in the Chicago Area since 1990, with projected increases of approximately 62,000 new jobs in 1997. According to statistics reported by the ILLINOIS DEPARTMENT OF EMPLOYMENT SECURITY, the Chicago Area has experienced a 60% increase in job growth rate since 1990. The median annual household income of the Chicago Area is approximately $45,792 and approximately 33% of the population is between the ages of 25 and 44, which the Company believes are favorable indicators of a good supply of potential customers in various stages of the home buying cycle.

    United's subsidiary, United Homes of Illinois, Inc. has consistently been ranked in the top twenty homebuilders in the Chicago Area. For the first nine months ended June 30, 1997 the Company sold 372 homes including lot sales in the Chicago Area and is currently constructing homes in Antioch, Algonquin, Crystal Lake, Cary, Vernon Hills, Waukegan, Darien, and Tinley Park. Prices for the Company's Chicago Area homes range from $110,000 to $400,000.

    PHOENIX The Company believes that the City of Phoenix and its surrounding suburbs (the "Phoenix Area") offers significant opportunities for expansion. The Phoenix Area economy has exhibited growth in recent years due in part to the high technology industry which has led to an increase in employment, population and housing starts. Annual building permits issued for single-family residential units in the Phoenix Area have increased from approximately 10,909 in 1990 to approximately 28,583 in 1995. According to statistics, as reported by the NAHB single-family home sales in the Phoenix Area were 262% higher than those in 1990. Additionally, the MORTGAGE BROKERS ASSOCIATION OF AMERICA has forecasted that in 1997, the Phoenix Area will be ranked as the twelfth largest mortgage market in the United States based on a number of factors, including population trends, number of households, non-farm payroll employment, personal income, housing permits, home sales, home prices and housing affordability.

    The Phoenix Area was ranked 12th in the nation by the NAHB for population growth over the last ten years. According to the U.S. Census Bureau 1997 estimates, the population of the Phoenix Area was approximately 2,815,051, up from the 1990 census figures of approximately 2,238,890 and is projected to rise to approximately 3,232,179 by 2002. The unemployment rate in the Phoenix Area has declined from 4.4% in 1990 to 3.1% as of December, 1996 (compared to the national unemployment rate of 5.0% as of December, 1996 seasonally adjusted to 5.3%). Approximately 360,000 new jobs have been created in the Phoenix Area since 1990 with a projected increase of approximately 70,000 to 75,000 in 1997. According to statistics published by the PHOENIX CHAMBER OF COMMERCE, the Phoenix Area has experienced a 42% increase in job growth since 1990. The median annual household income of the Phoenix Area is approximately $42,212 and approximately 32% of the population is between the ages of 25 and 44, which the Company believes will assure a good supply of potential customers in various stages of the home buying cycle.

    United's subsidiary, United Homes, Inc., an Arizona corporation, has operated in the Phoenix Area since 1984. For the first nine months ended June 30, 1997 the Company sold 72 homes in the Phoenix Area. Prices for the Company's homes in this market range from $110,000 to $400,000.

    WESTERN MICHIGAN The Company conducts its homebuilding operations in Western Michigan primarily in a 60 mile radius of Grand Rapids, Michigan which includes Holland and Kalamazoo Michigan (the "Grand Rapids Area"). The Company believes the Grand Rapids Area offers opportunities for expansion. United believes that the Grand Rapids Area economy has exhibited growth in recent years due in part to the continued expansion and addition of New York Stock Exchange listed businesses located within the area/region and continued recognition by these businesses of a skilled workforce which has led to an increase in employment, population and housing starts. Annual building permits issued for single-family residential units in the Grand Rapids Area have increased from approximately 3,957 in 1990 to approximately 6,117 in 1996. According to statistics, as reported by NAHB, single-family home sales in the Grand Rapids Area were 87% higher than those in 1990. Additionally, the MORTGAGE BROKERS ASSOCIATION OF AMERICA has forecasted that in 1997, the Grand Rapids Area will be ranked as the fifty-sixth largest mortgage market in the United States based on a number of factors, including population trends, number of households, non-farm payroll employment, personal income, housing permits, home sales, home prices and housing affordability.

    The Grand Rapids Area was ranked 54th in the nation by the NAHB for population growth over the last ten years. According to the U.S. CENSUS BUREAU the 1996 population of the Grand Rapids Area was approximately 1,015,099, up from the 1990 census figures of approximately 941,776 and is projected to increase to approximately 1,052,300 by 2000. The unemployment rate in the Grand Rapids Area has declined from 6.4% in 1990 to 3.4% as of December 1996 (compared to the national unemployment rate of 5.0% as of December, 1996 seasonally adjusted to 5.3%). Approximately 87,200 new jobs have been created in the Grand Rapids Area since 1990 with a projected increase of approximately 10,150 new jobs in 1997. Additionally, according to statistics published by the GRAND RAPIDS CHAMBER OF COMMERCE, the Grand Rapids Area has experienced a 32% increase in job growth rate since 1990. The median annual household income of the Grand Rapids Area is approximately $47,400 in 1990 and approximately 33% of the population is between the ages of 25 and 44, which the Company believes are favorable indicators of a good supply of potential customers in various stages of the home buying cycle.

    United's subsidiary, United Homes of Michigan, Inc., is the second largest homebuilder in the Grand Rapids Area based on homes closed. United Homes of Michigan, Inc. is currently exploring expanding its operations into Lansing, Ann Arbor and Detroit, Michigan, as well as Indianapolis, Indiana. The Company generally sells single family homes to move-up buyers with prices generally averaging $154,000 in this market which is below the market average of $165,000. For the first nine months ended June 30, 1997 the Company sold 66 homes in the Grand Rapids Area.

LAND ACQUISITION

    A significant factor influencing the Company's results of operation and financial condition is its ability to acquire land for future home sites on acceptable terms and conditions. The Company has developed procedures for, and employs management specialized in, site acquisition and development. The Company attempts to develop homes in areas with limited competition and before entering into an acquisition arrangement generally employs an independent marketing consultant to perform a market analysis.

    The Company attempts to minimize the amount of capital invested in undeveloped land by entering into agreements containing contingencies allowing the Company extended periods of time to conduct its due diligence review prior to the actual purchase of the land. The Company uses this review period to obtain necessary development approvals from government units and to evaluate the feasibility and profitability of the project. The Company also investigates other factors affecting the feasibility of the project, including:

   --      topography                                      --      archeological site status
   --      geology, soils and grading                      --      regulatory processing and approval schedule
   --      traffic, transportation and access              --      financing alternatives
   --      market research                                 --      hazards, including noise and pollution
   --      environmental issues                            --      economic feasibility

    Occasionally, the Company acquires control of land through joint ventures and other contractual relationships with third-party landowners. Under these arrangements, the Company generally is employed as an agent to zone and develop the property and build and sell homes for the ventures. The Company is typically required to meet certain criteria relating to cost control and absorption rates. The landowner generally subordinates his or her interest in the land to a mortgage securing the development financing typically provided by a third party. As lots are sold, the landowner shares in the profits on the finished lots. This approach allows the landowner to maximize the profit to be made on the sale of the land and enables the Company to control a site which it might not otherwise have been able to control. The arrangement also enables the Company to participate in the lot profit, while retaining the profit from the construction of the homes on the site. Affiliates of the Company may be participants in these arrangements. See "Certain Transactions."

    Periodically, the Company uses Acquisition Agreements to control finished lots developed by third parties. The Company believes that this approach allows it to control and market a large number of finished lots with minimal capital investment and limited development risk. Generally, under these agreements, the Company can continue to control these finished lots as long as the Company purchases a specified number of lots within a predetermined time period. The Company attempts to ultimately build its homes on lots developed by the Company, although the Company occasionally builds homes on lots developed by third parties. During the fiscal year ended September 30, 1996, approximately 80% of the homes sold by the Company were built on lots developed by the Company. This falls within the Company's goal of 70-85% which was set at that level since homes built on land developed by third parties result in lower profit margins to the Company.

    The following table summarizes the Company's inventory of homes sold, but not yet closed, the current lot inventory, lots available for future development and completed homes as of June 30, 1997:

                                                                                   LOTS AVAILABLE
                                                                   CURRENT LOT       FOR FUTURE       COMPLETED
                                 HOMES SOLD BUT NOT CLOSED(1)     INVENTORY(2)     DEVELOPMENT(3)     HOMES(4)      TOTAL
                                -------------------------------  ---------------  -----------------  -----------  ---------
Illinois......................                   280                      381             2,751           5,622       9,034
Michigan......................                    84                      168               447             278         977
Arizona.......................                    61                      190               116             246         613
                                                 ---                      ---             -----           -----   ---------
Total.........................                   425                      739             3,314           6,146      10,624

------------------------------

(1) Represent homes subject to a purchase agreement which have not yet closed (sales backlog). Revenue is not recognized until the time of closing. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) Represents lots owned by the Company that are available for home construction which have not been sold. The Company typically constructs and sells one home on a lot.

(3) Represents undeveloped land that the Company either owns or controls through Acquisition Agreements.

(4) Represents homes that have been closed by the Company and the Parent since the Parent's inception.

LAND DEVELOPMENT

    Land development consists principally of two activities: (i) obtaining necessary governmental approvals, including zoning, density and plat approvals; and (ii) preparing the land for construction of homes, including grading, installing streets, curbs, sewers, utilities and land clearing. The Company engages engineers to prepare plat drawings and architects to prepare home plans and, along with employees of the Company, to pursue the necessary governmental approvals. Once the required preliminary approvals are obtained, the Company retains subcontractors to perform the land improvements. The Company may begin land development prior to obtaining final plat approval. Additionally, the Company may obtain final plat approval for only a portion of a given project and develop the project in phases. Once these initial activities are complete, the site is ready for home construction.

    Once the Company acquires control of undeveloped land, it commences the process of obtaining zoning and other government approvals necessary for the proposed development. This process is generally completed in one to three years. During this phase, the Company estimates the cost of developing the entire parcel to determine whether finished lots can be profitably sold and updates its market studies to determine both the level of competition from other land developers and builders and projected lot absorption rates. Further, the Company determines the availability of utilities, surveys, tests soil conditions on the site and performs the required environmental reviews. Upon receipt of final governmental approvals, the Company will usually complete its purchase of the land and begin site development. If at any time during the zoning and approval process, however, it appears that development costs will be too great for the market, or that the approval process is not progressing satisfactorily, the Company will cease the zoning and approval process and sell or abandon its interest in the land. The Company may, nevertheless, incur pre-development costs ranging from approximately $50,000 to $250,000 per parcel during the approval process prior to determining whether it can, or will develop the land. The Company has generally been successful in obtaining the necessary zoning and governmental approvals.

    During the site development stage, the land is developed into finished lots. This process generally involves, among other things, grading the land and installing sanitary and storm sewers, water mains, curbs, gutters and streets. The Company believes that creating a successful subdivision distinguishable from that of its competitors requires creating a distinctive neighborhood environment which fosters a sense of community. The Company focuses on a number of factors in an effort to create this feeling: a street and lot configuration that it believes arrives at the best balance of installation and construction costs and the esthetics of the subdivision; the location, design, landscaping and creation of the entrance; and the creation of common amenities, such as children's play areas, tennis courts, swimming pools, basketball courts, gazebos and community open spaces, such as hiking trails.

HOME DESIGN AND CONSTRUCTION

    The Company builds its homes from a variety of standard plans designed by national and local architectural firms. These standard plans allow for moderate customizing by the customer and are reviewed on a regular basis to ensure desirability, practicality and competitive edge. Additional input on new home designs is provided by focus groups consisting of individuals who have purchased homes in the last six months in approximately the same price range as that of the new designs. In addition, the Company utilizes a number of marketing consultants in cities across the United States having similar climate and housing construction techniques. The Company periodically consults with these marketing consultants to determine the type of houses being sold in other markets. The Company also sends employees to study new home ideas in other market areas usually two or three times a year.

    The Company acts as its own general contractor at each project but, except for employing field supervisors, does not employ construction or trade personnel. Subcontractors are selected through a competitive bidding process which the Company believes limits its financial exposure. The Company seeks to control construction costs by requiring a construction supervisor, employed by the Company, to approve all payments and change orders.

    The purchase price for a standard house ranges from approximately $110,000 to $400,000 per home with the average price of a home with no upgrades being approximately $189,375 with square footage ranging from 900 to 3800 square feet of finished space. Included within the purchase price of each home is a one/two year construction warranty and a ten year structural warranty which the Company purchases from Home Warranty Corporation, an entity unaffiliated with the Company. Purchasers can select from various base floor plan and elevation combinations, as well as customize their homes with a selection of changes, features and upgrades. Some typical features of the Company's floor plans, depending on the development, are:

    - vaulted or higher-than-average ceilings and large decorative windows to admit natural light;

    - two story entries which offer a sight line through the house; incorporation of columns, arches, bridges, niches and wall cutouts, formal and informal stairways and other design features;

    - basements, most with windows or outside entries;

    - two and three car garages.

    In addition, purchasers can choose, at additional cost, optional amenities such as different front elevations for the house, bay windows, decks, cabinets, upgraded carpets and floor coverings, fireplaces, lighting fixtures, appliances and hardware. To insure proper communication between the customer and the construction supervisors, as well as to minimize costs associated with revisions, the Company conducts two "walk throughs": the first before the drywall is installed so as to easily allow any modifications necessary and the second immediately prior to closing.

CUSTOMER SERVICE

    The Company places tremendous emphasis on providing a high level of customer service. The Company attempts to maintain personal contact with its customers from their first meeting with the sales representative, through the construction process and after the closing. This relationship begins when the customer first visits one of the Company's model homes and selects a house plan. The Company emphasizes customer service by making it a topic at meetings with the construction, sales, and marketing personnel, as well as by making it an important part of the annual sales training program in which all the sales representatives participate. The Company's sales representatives service the customers' needs until the customers' final plans have been approved for construction. Once approval for construction has been obtained, a construction coordinator is assigned to the customer. The construction coordinators are responsible for addressing any of the customers' concerns, changes, service and warranty work and are available to talk with customers at any time during the Company's normal business hours.

    The Company has also developed a system to educate its customers on the process of building a home. This system is designed to establish the sequence and timing of events during the process of building and servicing a customer's home. The Company monitors these procedures on a weekly basis, and customers are automatically sent progress letters at various points during the process.

COST CONTROL

    The Company seeks to control costs at each phase of the development. To control construction costs, the Company seeks to achieve the most efficient design for each home product. After completing the schematic plan of a home, the Company's construction department and the purchasing department review the plan to ensure the home is designed to minimize both labor and material costs. The sales department also reviews the plan to ensure that amenities designed into the home will create value for the home buyer. The plan is then sent to an outside structural engineer who reviews the structural integrity of the plan and makes recommendations where necessary. Additionally, the plan is sent to a truss manufacturer, electrical consultant and a cabinet maker for additional input and recommendations. The Company then reviews these recommendations and, if appropriate, incorporates them into the final plan. Along with the design department, the construction and purchasing departments also review the final plan and officially approve it for use by the Company. The purchasing and construction departments may seek input from suppliers and subcontractors on ways to improve on the design of the home. Once the plan is completed, the purchasing and construction departments seek bids from local subcontractors and suppliers, although the Company has arranged and is continually attempting to increase direct purchase relationships with national vendors in order to provide certain items at a lower price.

    Once the home plans are completed, they are sent to the estimating department, which, using a computerized estimating system, determines the exact quantities and cost of materials needed to build the home. This estimated cost is then verified with individual cost quotes or bids from each subcontractor or supplier. A detailed budget for the home is then input into a computerized purchase order system which enables the Company to monitor all of its costs and variances from the original budget. Variances from the original budget for the home are generally recorded and input into the system as they occur. This allows the Company to view on a daily basis any variance on homes under construction. Management of the Company normally meets weekly to review variances to determine the cause and to establish procedures to eliminate them in the future.

    The Company also uses its management information system to monitor and trigger payments to its suppliers and subcontractors. Unless there is an approved variance purchase order or approved change order that has been entered into the system, only originally budgeted amounts are paid to the suppliers and subcontractors. By using this system over a period of time, the Company believes it can determine the most cost efficient way for it to produce its homes. The Company also monitors its gross margin on each home at four different points in order to determine how the actual margin compares to the budget: (i) when the purchase agreement is signed by the Company; (ii) after the budget is placed in the computerized purchase order system; (iii) when the sale closes; and (iv) approximately forty-five days after the sale closes and all outstanding invoices have been reviewed and entered into the purchase order system.

INVENTORY MANAGEMENT

    The Company believes that most of the risk in the homebuilding industry is related to excessive inventory, including undeveloped land, finished lots and completed but unsold homes. The Company attempts to reduce the amount of capital committed to land by continuously monitoring its undeveloped and finished lot inventory. The Company seeks to purchase land through Acquisition Agreements, which the Company believes reduce the amount of capital invested at any one time and permit the Company to terminate or postpone the ultimate purchase of land that it does not need. The Company attempts to limit its exposure to an excess inventory of completed houses by: (i) generally not starting construction of a home until execution of a purchase agreement, receipt of satisfactory earnest money, receipt by the home buyer of a preliminary mortgage commitment and removal of all contingencies; and
(ii) controlling the number of finished homes held as speculation homes on a project-by-project basis and monitoring weekly the sales progress of each subdivision.

    As of June 30, 1997, the Company had 430 homes built or under construction to be sold or held as inventory and located in seventeen different subdivisions and in various stages of the construction process. A total of 425 of these homes were under contract to be sold. The Company rarely holds houses in inventory after completing construction, with the exception of model homes which are typically sold to Model Homes and then leased back. Homes in inventory not subject to a purchase contract are generally marketed to transferee home buyers or buyers who can not wait for the construction cycle to be completed. Transferee buyers have traditionally represented a small portion of the Company's sales. A transferee buyer typically requires delivery of a new house within 30 to 60 days. The number of homes held in inventory will vary seasonally and with changes in the local and national economy.

COMPETITION

    The homebuilding industry is highly competitive and fragmented. Homebuilders compete for desirable properties, financing, raw materials and skilled labor. The Company competes for residential sales with other homebuilders, resales of existing homes, available rental housing, and, to a lesser extent, resales of condominiums. The Company's competitors include a large number of national and regional homebuilding companies (Chicago and Phoenix markets) and small local homebuilding companies (in all of the Company's markets), some of which may have greater financial resources, easier access to working capital or lower capital costs than the Company.

EMPLOYEES

    As of June 30, 1997, the Company employed 130 full-time employees, including, executive and office personnel as well as, construction superintendents. The Company's employees are not covered by a collective bargaining agreement and the Company believes its relations with its employees are good.

GOVERNMENTAL REGULATION

    The Company's business is subject to regulation by a variety of state and federal laws and regulations relating to, among other things, advertising, collection of state sales and use taxes and product safety. The Company's development activities are also affected by local zoning ordinances, building codes and other municipal laws as well as federal, state and municipal environmental and conservation laws. While the Company believes it is presently in material compliance with these regulations, in the event that it should be determined that the Company is not in compliance with all such laws and regulations, the Company could become subject to cease and desist orders, injunctive proceedings, civil fines and other penalties.

ENVIRONMENTAL AND LEGAL PROCEEDINGS

    The Company currently is not subject to any environmental litigation or administrative proceedings. The Company is not currently involved in any legal proceedings other than those arising in the ordinary course of business.

    The Company believes that its potential liability for environmental concerns can arise in one of two contexts: (i) liability could arise with respect to substances that are in, under or on land which the Company intends to acquire; or (ii) liability could arise in connection with how the Company intends to develop the land. With respect to a substance in, under or on land for which the Company could face environmental liability, the Company performs a Phase I environmental audit prior to acquiring the land. If the audit uncovers any environmental hazards on the land, the Company would not exercise the option unless the hazard could be corrected at a reasonable cost. With respect to liabilities in connection with a planned development, the Company obtains the federal and state permits necessary for building and development before it exercises the options. If a planned development is not permissible under environmental laws, the Company will not exercise the option.

                                   MANAGEMENT

    The current executive officers, directors and managers of United are as follows:

NAME                                                              AGE                          TITLE
------------------------------------------------------------      ---      ----------------------------------------------
Virgil W. Owings............................................          62   Chairman of the Board
Edward F. Havlik............................................          53   President and Director
Laurie H. Bulson............................................          29   Vice President and Director
Timothy S. Owings...........................................          36   Vice President and Director
William J. Crock, Jr........................................          49   Executive Vice President, Chief Financial
                                                                           Officer, Secretary/Treasurer
David L. Feltman............................................          37   Vice President/General Counsel

    VIRGIL OWINGS, CHAIRMAN OF THE BOARD OF DIRECTORS. Mr. Owings has served as the Chief Executive Officer of the Parent since 1982 and as United's Chairman of the Board since its inception in 1994. Prior thereto, Mr. Owings was Chief Financial Officer of Urban Investment Company. He holds a B.S. degree from the University of Missouri and an MBA from the University of Chicago and is a C.P.A. Mr. Owings is the father of Timothy Owings.

    EDWARD F. HAVLIK, PRESIDENT AND DIRECTOR. Mr. Havlik has served as the Chairman of the Board of the Parent since 1982 and as United's President since its inception in 1994. Mr. Havlik has more than twenty-three years of experience building and developing homes with an emphasis on marketing, forward planning and negotiations. Mr. Havlik holds a B.A. in marketing from Northern Michigan University and an honorary Doctor of Letters from Jordan College. Mr. Havlik is scheduled to become President of the Illinois Homebuilders Association in 1998. Mr. Havlik is the father of Laurie Bulson.

    LAURIE H. BULSON, VICE PRESIDENT AND DIRECTOR. Ms. Bulson has been employed by the Company or its Parent since 1988. In addition to her current responsibilities, she has also served as Director of Sales and Marketing for United Homes Michigan, Inc. and Vice President of Marketing of United Homes of Illinois, Inc. Ms. Bulson has a B.S. degree in Business and Marketing from Indiana University. Ms. Bulson is the daughter of Mr. Havlik.

    TIM S. OWINGS, VICE PRESIDENT AND DIRECTOR, PRESIDENT UNITED HOMES, INC., AN ARIZONA CORPORATION. Mr. Owings has been employed by the Company or its Parent since 1984. Prior thereto, he was Director of Research for Home Data Corporation, Chicago. Mr. Owings is President of United Homes, Inc., an Arizona corporation and has a degree in Business Administration/Marketing from Western Illinois University and is a licensed Real Estate Broker in Arizona. Mr. Owings is the son of Virgil Owings.

    WILLIAM J. CROCK, JR., EXECUTIVE VICE PRESIDENT/CHIEF FINANCIAL OFFICER. Mr. Crock has served as Chief Financial Officer of United and its Parent since 1990. Prior thereto, he was Chief Lending Officer of Skokie Federal Savings and Loan from 1986 to 1990, Vice President of Finance for Joseph Freed & Associates from 1983 to 1986 and an audit manager for Touche Ross & Company from 1969 to 1983. Mr. Crock has a B.S. from Bradley University, Peoria, Illinois and is a C.P.A.

    DAVID L. FELTMAN, VICE PRESIDENT/GENERAL COUNSEL. Mr. Feltman joined United in 1996. From 1988 to 1989 Mr. Feltman was associated with, and from 1990 to 1995 a partner with, Shefsky & Froelich Ltd. practicing in the Real Estate Department. In 1981 he received a B.S. in Accounting, and in 1984 he received a J.D. degree, both from the University of Illinois. Mr. Feltman is also a C.P.A.

    In addition, the following are the chief officers of the Subsidiaries:

    BRUCE C. BROWN, PRESIDENT, UNITED HOMES OF MICHIGAN, INC. Mr. Brown has been with United Homes of Michigan, Inc. since 1986. Prior to that he was President and Chief Executive Officer of Square Real Estate, Inc. in Grand Rapids. Mr. Brown has served as City Manager, Kalamazoo, Michigan and Director of Planning/Economic Development, Indianapolis, Indiana. Mr. Brown holds B.S. and M.B.A. degrees from Michigan State University and is a licensed real estate broker in the State of Michigan.

    NEVILLE ALPERSTEIN, PRESIDENT OF UNITED HOMES OF ILLINOIS, INC. Mr. Alperstein joined United Homes of Illinois, Inc. in 1996. Prior to that, he spent over fifteen years with Pulte Home Corporation. Mr. Alperstein holds a B.S. in Construction Engineering as well as an M.B.A. from the University of Michigan.

    The officers of the Company are elected annually and serve at the discretion of the Board of Directors. None of the Company's officers is employed pursuant to a written employment contract.

                           SUMMARY COMPENSATION TABLE

    The following table sets forth information with respect to those persons who: (i) served as the chief executive officer of United during the fiscal year ended September 30, 1996; and (ii) were the most highly compensated executive officers of United at September 30, 1996 whose total annual salary and bonus exceeded $100,000 for the year.

                                                                  ANNUAL COMPENSATION         LONG-TERM COMPENSATION AWARDS
                                                                                                         PAYOUTS
                                            ---------------------------------------------------------------------------------
                                                                                             --------------------------------
                                                                                                                    (G)
                                                                                                   (F)          SECURITIES
                                                                               (E)             RESTRICTED       UNDERLYING
              (A)                   (B)        (C)          (D)           OTHER ANNUAL            STOCK          OPTIONS/
NAME AND PRINCIPAL POSITION        YEAR     SALARY($)    BONUS($)        COMPENSATION($)         AWARDS           SARS(#)
-------------------------------  ---------  ---------  -------------  ---------------------  ---------------  ---------------
Virgil W. Owings
  Chairman.....................       1996    325,000    -- -- --              --               -- -- --         -- -- --
                                      1995    325,000                          --
                                      1994    325,000                          --
Edward F. Havlik
  President....................       1996    325,000    -- -- --              --               -- -- --         -- -- --
                                      1995    325,000                          --
                                      1994    325,000                          --
William J. Crock, Jr.
  Executive Vice President.....       1996    125,000    -- -- --              --               -- -- --         -- -- --
                                      1995    125,000                          --
                                      1994    117,000                          --
Timothy S. Owings
  Vice President...............       1996    100,000    -- -- --              --               -- -- --         -- -- --
                                      1995    100,000                          --
                                      1994    100,000                          --

                                       (H)               (I)
              (A)                     LTIP            ALL OTHER
NAME AND PRINCIPAL POSITION        PAYOUTS($)       COMPENSATION
-------------------------------  ---------------  -----------------
Virgil W. Owings
  Chairman.....................     -- -- --          -- -- --
Edward F. Havlik
  President....................     -- -- --          -- -- --
William J. Crock, Jr.
  Executive Vice President.....     -- -- --          -- -- --
Timothy S. Owings
  Vice President...............     -- -- --          -- -- --

    United has recently established a bonus plan which enables all employees of United to receive up to forty percent (40%) of their annual base salary plus an additional one quarter of one percent (.25%) for each year that the individual has been employed by United if certain financial goals are met for any fiscal year.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

    United is a wholly-owned subsidiary of the Parent, which owns 100% of the issued and outstanding common stock of United. Control of United is directed by the shareholders of the Parent. The following table sets forth certain information regarding the ownership of the Parent's common stock as of June 30, 1997 by each person who is known to beneficially own more than 5% of the Parent's common stock, by each of the Directors and executive officers of United, and by all Directors and executive officers of United as a group.

NAMES AND ADDRESS                                                              NUMBER OF SHARES     PERCENT OF CLASS
OF BENEFICIAL OWNER(1)                                                        BENEFICIALLY OWNED       OUTSTANDING
---------------------------------------------------------------------------  ---------------------  -----------------

Edward F. Havlik (2) ......................................................           37,455                   48%
2100 Gold Road
Suite 110
Rolling Meadows, IL60008

Virgil Owings (3) .........................................................           38,516                   49%
3260 North Hayden
Suite 102
Scottsdale, AZ85251

Timothy S. Owings (4) .....................................................              652                *
3260 North Hayden
Suite 102
Scottsdale, AZ85251

Laurie Bulson (5) .........................................................              499                *
2100 Golf Road
Suite 110
Rolling Meadows, IL60008

William J. Crock, Jr. (6) .................................................              730                *
2100 Golf Road
Suite 110
Rolling Meadows, IL60008

David L. Feltman ..........................................................           __                   __
2100 Golf Road
Suite 110
Rolling Meadows, IL60008

Officers and Directors of United ..........................................           77,852                98.81%
  as a Group (Six Persons)

------------------------

*   Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and generally includes voting power and/or investment power with respect to securities. Shares of common stock which a person has the right to acquire within 60 days of August 15, 1997, are deemed outstanding for computing the percentage of the person possessing such right but are not deemed outstanding for computing the percentage of any other person. Unless otherwise indicated, the Company believes that each person named or included in the table has sole voting and investment power with respect to the shares of common stock set forth opposite his or her name.

(2) Mr. Havlik owns his interest in United through his interest in the Parent. Includes 17,500 shares held in a trust of which Paragon Bank serves as trustee and of which Mr. Havlik has disclaimed beneficial ownership; 17,500 shares of common stock held by the Havlik Family Trust; 2,455 shares of common stock held by the Parent's Employee Stock Ownership Plan (the "Plan") which in the aggregate owns 30,000 shares of common stock (30%) of the Parent's issued and outstanding shares.

(3) Mr. Owings owns his interest in United through his interest in the Parent. Includes 17,500 shares of common stock held in a trust of which Ruth Owings serves as trustee and of which Mr. Owings has disclaimed beneficial ownership; 17,500 shares of common stock held by the Owings Family Trust; and 3,516 shares of common stock held by the Plan.

(4) Mr. Timothy Owings owns his interests in United through his interest in the Parent. Mr. Owings does not directly own any shares of the Parent's common stock. He indirectly owns 652 shares held for Mr. Owings' benefit by the
    Plan and has a   % interest in the Owings Family Trust which for these
    purposes are fully attributable to Mr. Virgil Owings.

(5) Ms. Bulson owns her interest in United through her interest in the Parent. Ms. Bulson does not directly own any shares of the Parent's common stock. She indirectly owns 499 shares held for Ms. Bulson's benefit by the Plan and
    has a   % interest in the Havlik Family Trust, which for these purposes are fully attributed to Mr. Havlik.

(6) Mr. Crock owns his interest in United through his interest in the Parent. Mr. Crock does not directly own any shares of the Parent's common stock. He indirectly owns 730 shares held for Mr. Crock's benefit by the Plan.

                              CERTAIN TRANSACTIONS

    The Company and Nancy I. Havlik ("N. Havlik"), wife of United's president, are each limited partners with 24.5% interests in United Development Bristolwood Limited Partnership ("Bristolwood"). The general partner of Bristolwood, which has a 1% interest, is owned 50% by Edward Havlik, the president of the Company, and 50% by a third party not affiliated with the Company. Bristolwood sold to United 48 lots for $22,000 per lot and 142 lots for $28,000 per lot, of which $784,000 remains unpaid. The purchase price under the agreement was based on the parties agreement on fair market value for the lots. Neither party relied on third party appraisals.

    The Owings Family Revocable Trust ("Owings Trust") and the Nancy I. Havlik Trust ("Havlik Trust"), each an affiliate of a director of the Company, each pledged a $300,000 letter of credit as security for a loan obtained by the Company in September of 1996. United in turn executed a $300,000 promissory note in favor of each of the Owings Trust and the Havlik Trust, which notes bear interest at the rate of 1% per month. No principal becomes due unless the lender draws on the letters of credit. There have been no draws to date.

    During fiscal year 1995, the Company sold four (4) model homes for an aggregate price of $650,000 to an affiliate of Messrs. Havlik and Owings. The sale and subsequent purchase was based on the fair market value of the homes as determined by comparable home costs. The Company repurchased the model homes for an aggregate price of $650,000 in fiscal year 1996.

    The Company sells certain of its model homes to Model Homes, L.L.C., an Illinois limited liability company which has as its members two corporations controlled by the Havlik and Owings families. On March 30, 1997 Model Homes, L.L.C., purchased model homes valued at $4,661,500 from the Company. The purchase price in these transactions is the appraised value of the model homes and is paid by (a) assumption of debt secured by the model home in the amount of 75% of its appraisal value, (b) cash (15% of appraised value), and (c) a note (10% of the appraised value) which bears interest at 10% per annum. The model home is then leased back to the Company pursuant to a month to month triple net lease including payments of base rent equal to satisfaction of the assumed debt service and a return of 15% on the cash paid at acquisition. The Company markets sale of the model homes for Model Homes, L.L.C. and at closing, the note is paid, the debt service is paid, Model Homes, L.L.C. is returned its cash payment and the Company retains excess proceeds. The Company believes that this transaction is completed on terms substantially similar, or more favorable to the Company, than is available through independent model home purchasers.

    On May 1, 1994, the Parent executed a Real Estate Purchase Agreement with Greenbrooke Associates, Ltd. ("Greenbrooke"), a Michigan corporation. Edward Havlik and Virgil Owings each own 16 2/3% of Greenbrooke. The Purchase Agreement was for the sale of 142 unimproved single family lot sites from Greenbrooke for $12,000 per lot plus interest at the rate of 8% per annum (subsequently increased to $13,000 per lot plus interest by amendment to the Purchase Agreement). The Parent assigned the Purchase Agreement to United Homes of Michigan, Inc. in May of 1994. As of June 30, 1997 United Homes of Michigan, Inc. was obligated to pay Greenbrooke $369,000 (inclusive of interest) for lots to be improved with single family residences and $143,000 (inclusive of interest) for lots to be improved with condominiums. The sale price and subsequent increase were determined based upon the parties agreement of the fair market value of the lots, without reliance on independent appraisals.

    On February 1, 1996 United Homes of Michigan, Inc., executed a $100,000 promissory note in favor of Landrover Properties, L.L.C., a Michigan limited liability company, 60% of which is owned by the Havlik Trust. The note bears interest at 10% per annum and is paid with closing proceeds from the sale of units at the Woodside Green subdivision in Michigan. As of June 30, 1997 the balance of the note was $94,500.

    N. Havlik owns a 15.16% interest in approximately 86 acres of land in Kalamazoo, Michigan which was sold in fiscal year 1995 to United Homes of Michigan, Inc. The sale contract requires payment of $422,600 (inclusive of interest) on March 2, 1997, which amount was paid and an additional $422,600 (inclusive of interest accruing at 8% per annum) to be made to N. Havlik on March 2, 1998 and March 2, 1999. The sales price was based upon the parties agreement of the fair market value of the property, without reliance on independent appraisals.

    DR Development, Inc. a corporation owned by the Havlik Trust and the Owings Trust loaned the Company $200,000 in September of 1993, ("Loan 1") and $182,000 on August 5, 1994 ("Loan 2"). Loan 1 and Loan 2 are each evidenced by a promissory note ("Note 1" and "Note 2" respectively). Note 1 bears interest at 10% per annum. Note 2 provides that $364,000 inclusive of interest is due on maturity, which is December 31, 1997. As of June 30, 1997 $384,000 is owed in aggregate on Note 1 and Note 2.

    Odyssey Limited Partnership, an entity owned 25% by each of N. Havlik, and the children of Edward and Nancy Havlik, in the aggregate and Barbara Owings, wife of Virgil Owings and the children of Virgil and Barbara Owings, in the aggregate, is indebted to the Company in the aggregate principal amount of $558,133 for prior management of certain property known as Odyssey Club.

    Greenbrooke Associates Ltd., in which Edward Havlik and Virgil Owings each own a 16 2/3% interest, loaned the Company $500,000 in February, 1997. The obligation is not evidenced by any written instrument.

    From time to time, the Company has advanced monies to Parent to pay obligations of Parent. Such advances have resulted in a payable to the Company, evidenced by a promissory note, which as of June 30, 1997 was $3,526,086. Such promissory note does not bear interest.

    Messrs. Havlik and Owings have each guaranteed certain indebtedness of the Company and its subsidiaries in the past. As of June 30, 1997 these guarantees are for approximately $15,000,000 of debt, in the aggregate.

                           DESCRIPTION OF SECURITIES

    GENERAL

    The Debentures will be issued under an Indenture (the "Indenture"), dated as
of September   , 1997 between United and the Trustee. A copy of the form of the
Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following statements are summaries of certain provisions of the Indenture and are subject to and qualified in their entirety by reference to all of the provisions of the Indenture, including the definitions therein of certain terms herein.

    The Debentures offered by United under the Indenture will be limited to $6,000,000 aggregate principal amount. The Debentures will mature March 15, 2005, unless redeemed earlier. Interest on the Debentures will accrue at an
annual rate of   %. Interest is payable quarterly on the 15th day of each
calendar quarter (each a "Interest Payment Date") beginning on December 15, 1997 to the person in whose name the Debenture is registered, at the close of business on the Regular Record Date which is the 15th day of the calendar month next preceding each Interest Payment Date.

    Principal, premium, if any, and interest will be payable, and the Debentures will be exchangeable and transfers thereof will be registered, at the office or agency to be maintained by United in St. Paul or Minneapolis, Minnesota. Initially, United's office will be the office of the Trustee in St. Paul, Minnesota.

    The Debentures will be issued only in registered form, without a coupon, in denominations of $1,000 each and any integral multiple of $1,000. The Debentures are transferable and transfers will be registered without charge thereof, but United may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Holders may transfer the Debentures by surrendering them for transfer at the office of the Trustee.

    COLLATERAL AND RANKING

    The Debentures will be unsecured obligations of United. In the event of the dissolution, winding up, liquidation or bankruptcy of United, the holders of the Debentures will not be entitled to receive any payment until the holders of secured indebtedness receive payment or distributions in respect of the assets collateralizing their debt. Upon the occurrence of any payment default on secured indebtedness, proceeds from the assets collateralizing the secured indebtedness which is in default may not be used to satisfy United's obligations on the Debentures. The Indenture does not limit the amount of secured indebtedness that United may incur.

    REDEMPTION

    MANDATORY REDEMPTION. The Debentures will be subject to mandatory redemption. On September 15, 1999 and on each March 15 and September 15 thereafter through September 15, 2004, United will pay to the Trustee cash sufficient to redeem up to 8.33% of the original principal amount of the Debentures on each redemption date. On or before March 15, 2005, United will pay to the Trustee cash sufficient to redeem all remaining outstanding Debentures. The Debentures will be redeemed in whole, but not in part, and will be selected by the Trustee by lot or in any manner deemed proper by the Trustee.

    OPTIONAL REDEMPTION. The Debentures will be subject to redemption at the option of United, in whole or in part, from time to time, commencing on December 15, 1997, upon not less than 30 days' nor more than 60 days' notice mailed to the holders thereof, at the Redemption Prices established for the Debentures, together in each case, with interest accrued to the date fixed for redemption (subject to the right of a holder on the Regular Record Date for an interest payment to receive such interest). The Redemption Prices for the debentures (expressed as a percentage of the principal amount) shall be as follows for Debentures redeemed in the 12-month periods beginning December 15 of each of the following years:

YEAR                                                                                PERCENTAGE
----------------------------------------------------------------------------------  -----------
1997..............................................................................        105%
1998..............................................................................        104%
1999..............................................................................        103%
2000..............................................................................        102%
2001..............................................................................        101%
2002 and thereafter...............................................................        100%

    United may elect to redeem less than all of the Debentures. If United elects to redeem less than all of the Debentures, the Trustee will select which Debentures to redeem by lot or any similar method which is deemed fair and appropriate.

    DEFINITIONS

    "Consolidated Net Income" means, with respect to any person for any period, the aggregate of the net income of such person and its Subsidiaries for such period, on a Consolidated basis, determined in accordance with GAAP, provided that extraordinary gains and losses (determined in accordance with GAAP) shall be excluded.

    "Consolidated Tangible Net Worth" means, with respect to any person at any date of determination, the Consolidated stockholders' equity represented by the shares of such person's capitalized stock (other than Disqualified Stock) outstanding at such date, as determined on a Consolidated basis in accordance with GAAP less any portion of such stockholders' equity attributable to intangible assets as determined in accordance with GAAP.

    "Indebtedness" means, with respect to any person at any date, without duplication, all items of indebtedness which, in accordance with GAAP, would be included in determining total liabilities as shown on the liabilities side of a balance sheet of such person at such date, and in addition includes: (i) Guaranties by such person; (ii) all Capitalized Lease Obligations of such person; and (iii) all indebtedness secured by any mortgage, lien, pledge, charge or encumbrances upon property owned by such person, whether or not the indebtedness so secured has been assumed by such person. For the purpose of computing the "Indebtedness" of any person, the following will be excluded: (i) any particular Indebtedness to the extent that, upon or prior to the maturity thereof, there will have been deposited with the proper depository in trust the necessary funds, securities, or evidences of such Indebtedness, if permitted by the instrument creating such Indebtedness, for the payment, redemption, or satisfaction of such Indebtedness, and thereafter such funds and evidences of Indebtedness so deposited shall not be included in any computation of the assets of such person; and (ii) Indebtedness of a Restricted Subsidiary of such person, which is not guaranteed by such person.

    "Restricted Payment" means: (i) the declaration of payment for any dividend or any other distribution on the capital stock of United or any Subsidiary of United or any payment made to the direct or indirect holders (in their capacities as such) of the capital stock of United or any Subsidiary of United (other than (x) dividends or distributions payable solely in capital stock or in options, warrants or other rights to purchase capital stock, and (y) in the case of any Subsidiary of United, dividends or distributions payable to United or to a Subsidiary of United); (ii) the purchase, redemption or other acquisition or retirement for value of any capital stock of United or any Subsidiary; or (iii) payments to, investments in, or transfers of any value to any Restricted Subsidiary. If a Restricted Payment is made in other than cash, the value of any such payment shall be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Company Resolution to be filed with the Trustee. For purposes of this definition, "Restricted Payment" shall not include: (a) payments made in the form of United's common stock; (b) mandatory repurchase obligations by United with respect to shares issued by any employee stock ownership plan of United; or (c) purchases of common stock of a Wholly-Owned Subsidiary of United that is not a Restricted Subsidiary.

    MODIFICATION OF THE INDENTURE

    With the consent of the holders of majority in aggregate principal amount of the Debentures then outstanding, the Trustee and United may execute a supplemental Indenture to add provisions to, or change in any manner or eliminate any provisions of, the Indenture or modify in any manner the rights of the holders of the Debentures, provided that, without the consent of the holder of each outstanding Note so affected, no such supplemental Indenture and no such amendment will: (i) change the maturity date of the principal or interest rate payable on any Note, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof; (ii) reduce the percentage of the holders of the Debentures whose consent is required for the authorization of any such supplemental Indenture.

    RESTRICTIVE COVENANTS

    LIMITATION ON ADDITIONAL INDEBTEDNESS. The Indenture will restrict United and each Subsidiary from incurring additional Indebtedness, except for: (i) Indebtedness under the Debentures and the Indenture; (ii) Indebtedness outstanding on the original issue date of the Debentures; (iii) Indebtedness that immediately after giving pro forma effect to the incurrence thereof, (a) does not cause the ratio the ratio of Total Liabilities to Consolidated Tangible
Net Worth to exceed    ; and (iv) with certain limitations, any deferrals,
renewals, extensions, or modifications to Indebtedness incurred under clause
(ii) or (iii) above.

    LIMITATION ON RESTRICTED PAYMENTS. The Indenture will restrict United and each Subsidiary from making any Restricted Payments (as defined below ): (i) if at the time of such action an Event of Default shall have occurred and be continuing, after giving effect to such Restricted Payment; (ii) if at the time, upon giving effect to such Restricted Payment, United could not incur at least $1.00 of Indebtedness pursuant to the provisions of the Indenture limiting additional Indebtedness; or (iii) if, immediately after giving effect to such Restricted Payment, the aggregate of all Restricted Payments declared or made from the date of the Indenture, through and including the date of such Restricted Payment (the "Base Period") exceeds the sum of 50% of Consolidated Net Income (or in the event Consolidated Net Income is a deficit, minus 100% of such deficit) during the Base Period and 100% of the aggregate net proceeds received by United from the issue or sale during the Base Period of capital stock of United.

    LIMITATION ON TRANSACTIONS WITH AFFILIATES. The Indenture will restrict United and each Subsidiary from engaging, conducting or entering into any transaction or series of transactions with or for the benefit of any Affiliate or Subsidiary of United or any holder of 5% or more of any class of Capital Stock of United (each an "Affiliate Transaction"), except in good faith and on terms that are, in the aggregate, no less favorable to United or such Subsidiary, as the case may be, than those that could have been obtained in a comparable transaction on an arms-length basis from a person not an Affiliate of United or such Subsidiary. Any loans to United or any Subsidiary from any Affiliate, whether existing on the date the Debentures are issued or thereafter incurred, shall be fully subordinate to payment in full of the Debentures (i.e., the affiliate shall be prohibited from receiving any payments with respect to the loan, whether principal or interest, until the Debentures shall have been indefensibly paid in full) pursuant to a subordination agreement in form and substance satisfactory to the Trustee and counsel to the Trustee.

    LIMITATION ON DIVIDENDS AND OTHER PAYMENT RESTRICTIONS AFFECTING A SUBSIDIARY. The Indenture will restrict United and each Subsidiary from, directly or indirectly, creating or otherwise causing or suffering to exist or become effective or entering into any agreement with any person that would cause or create any consensual encumbrance or restriction of any kind on the ability of any Subsidiary of United to: (i) pay dividends, in cash or otherwise, or make any other distributions on its capital stock or any other interest or participation in, or measured by, its profits owned by United or a Subsidiary of United; (ii) make any loans or advances to, or pay any Indebtedness owed to, United or any Subsidiary of United; or (iii) transfer any of its properties or assets to United or to any Subsidiary of United, except, in each case, for such encumbrances or restrictions existing under or contemplated by or by reason of:
(a) the Debentures or the Indenture; (b) any restrictions existing under agreements in effect on the date the Debentures are issued; and (c) any restrictions existing under any agreement that refinances or replaces an agreement containing a restriction permitted by clause (a) or (b) above, provided that the terms and conditions of such restrictions are not materially less favorable in the aggregate to the Debentureholders than those under or pursuant to the agreement being replaced or the agreement evidencing the Indebtedness being refinanced or replaced.

    NET WORTH. The Indenture will require United to keep and maintain, at all times during the term of the Debentures, Consolidated Tangible Net Worth, determined as of the last day of each quarter, at an amount not less than
   Million Dollars ($      ) plus  % of positive Consolidated Net Income earned
after       . Compliance with this covenant shall be measured on the last day of
March, June, September and December of each year, and the Indenture requires United to provide Consolidated Tangible Net Worth as of each quarter within 45 days of each calendar quarter except December 31 for which United shall have 90 days to provide the calculation. In the event of any non-compliance with this covenant, the Indenture will require United deliver to the Trustee a certificate from United's independent public accountants as to subsequent compliance to cure any such default.

    LIMITATIONS ON INVESTMENTS. The Indenture will restrict United and each Subsidiary from acquiring for value, making, having or holding any Investments, except: (i) Investments existing on the date of this Agreement; (ii) Property to be used in the ordinary course of business consistent with past practice; (iii) current assets arising from the sale of goods and services in the ordinary course of business; (iv) Investments in readily marketable direct obligations issued or guaranteed by the United States or any agency thereof and supported by the full faith and credit of the United State; (v) Certificates of deposit or bankers' acceptances issued by any commercial bank organized under the laws of the United States or any State thereof which has combined capital and surplus of at least $100,000,000; (vi) commercial paper given the highest rating by a nationally recognized rating service and maturing not more than one year from the date of acquisition thereof.

    ADDITIONAL LIENS; NEGATIVE PLEDGES. The Indenture will restrict United and each Subsidiary from creating, incurring, assuming or suffering to exist any lien, or entering into, or making any commitment to enter into, any arrangement for the acquisition of any property through conditional sale, lease-purchase or other title retention agreements, with respect to any property now owned or hereafter acquired by United or a Subsidiary, except: (i) liens existing on the date the Debentures are originally issued and disclosed in United's audited financial statements; (ii) Deposits or pledges o secure payment of workers' compensation, unemployment insurance, old age pensions or other social security obligations, in the ordinary course of business of United or a Subsidiary; (iii) liens for taxes, fees, assessments and governmental charges not delinquent or to the extent that payment therefor shall not at the time be required to be made in accordance with the provisions of the Indenture; (iv) liens of carriers, warehousemen, mechanics and materialmen, and other like liens arising in the ordinary course of business, for sums not due or to the extent that payment therefor shall not at the time be required to be made in accordance with the provision of the Indenture; (v) liens incurred or deposits or pledges made or given in connection with, or to secure payment of, indemnity, performance or other similar bonds; (vi) Encumbrances in the nature of zoning restrictions, easements and rights or restrictions of record on the use of real property and landlord's liens under leases on the premises rented, which do not materially detract from the value of such property or impair the use thereof in the business of United or a Subsidiary; (vii) the interest of any lessor under any capitalized lease entered into after the date the Debentures are issued or purchase money liens on property acquired after such date; provided, that: (a) the Indebtedness secured thereby is otherwise permitted by the Indenture; and (b) such liens are limited to the property acquired and do not secure Indebtedness other than the related capitalized lease obligations or the purchase price of such property.

    Further, the Indenture will restrict United and each Subsidiary from, entering into any agreement, bond, note or other instrument with or for the benefit of any person other than the Debentureholders which would: (i) prohibit United or such Subsidiary from granting, or otherwise limit the ability of United or such Subsidiary to grant, to the Debentureholders any lien on any assets or properties of United or such Subsidiary; or (ii) require United or such Subsidiary to grant a lien to any other person if United or such Subsidiary grants any lien to the Debentureholders.

    PAYMENTS ON SUBORDINATED DEBT. The Indenture will restrict United and each Subsidiary from making any payment or repurchase of any part or all of any debt subordinate to the Debentures or take any other action or omit to take any other action in respect of any such subordinated debt, except in accordance with any subordination agreement relative thereto.

    CONSOLIDATION, MERGER, TRANSFER OR LEASE. Under the Indenture, United may not consolidate with, or merge with or into, or transfer all or substantially all of its assets in one transaction or a series of related transactions, to another person unless: (i) the successor corporation is a corporation organized and existing under the laws of the United States or any state thereof or the District of Columbia; (ii) the successor corporation (if other than United) assumes all of the obligations of United under the Debentures and the Indenture; and (iii) immediately after giving effect to such transaction: (a) no Default or Event of Default shall have occurred and be continuing; (b) the net worth of the successor corporation is not less than that of United immediately prior to such merger, consolidation or transfer; and (c) the successor corporation is able to incur at least one dollar of additional Indebtedness.

    EVENTS OF DEFAULT

    The following acts constitute events of default under the Indenture: (i) failure to pay any installment of interest due and payable; (ii) failure to pay any installment of principal due and payable; (iii) breach by United of any covenant contained in the Indenture; (iv) a decree or order by a court of competent jurisdiction shall have been entered, either: (a) adjudging United a bankrupt or insolvent; (b) approving a petition seeking reorganization of United under the Bankruptcy Act or any other similar applicable federal or state law;
(c) appointing a receiver or liquidator or trustee or assignee in bankruptcy or insolvency of United or a receiver of all or any substantial portion of the property; or (d) directing the winding up or liquidation of its affairs, and any such decree or order shall have continued in force undischarged or unstayed for a period of 60 days; (v) United shall institute proceedings to be adjudicated a voluntary bankrupt, or shall consent to the filing of a bankruptcy petition against it, or shall file a petition or answer or consent seeking reorganization under the Bankruptcy Act or any other similar applicable federal or state law, or shall consent to the filing of any such petition; or shall consent to the appointment of a receiver or liquidator or trustee or assignee in bankruptcy or insolvency of it or of all or substantially all of its property, or shall make a general assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts generally as they become due, or corporate action shall be taken by United in furtherance of any of the aforesaid purposes; or
(vi) an event of default as defined in any indenture or trust agreement securing or protecting any indebtedness, or in any instrument evidencing any indebtedness in excess of $100,000 of United or any of its Subsidiaries now or hereafter outstanding shall happen and be then continuing and the holders of such indebtedness shall have the right to accelerate the maturity of such indebtedness.

    In each and every such case, so long as an Event of Default has not have been remedied and the principal of all the Debentures shall not have already become due and payable, then either the Trustee or the holders of not less than twenty-five percent (25%), in aggregate principal amount of the Debentures then outstanding, by notice in writing to United (and to the Trustee if given by the Subordinated Note

Holders) may declare the principal of all the Debentures then outstanding to be due and payable immediately.

    THE TRUSTEE

    Upon the occurrence and during the continuance of any Event of Default, the Trustee is required to apply only the degree of care and skill in fulfilling its obligations as a prudent person would exercise or use in the circumstances in the conduct of such person's own affairs. The Trustee is not liable for any error of judgment made in good faith and will not be liable with respect to any action taken or omitted to be taken in good faith in accordance with the direction of the holders of a majority in aggregate principal amount of the Debentures at the time outstanding, relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred upon the Trustee, under the Indenture.

                                  UNDERWRITING

    Miller & Schroeder Financial, Inc. (the "Underwriter") has entered into an Underwriting Agreement with the Company pursuant to which the Underwriter, subject to certain terms and conditions, has been appointed and will act as the exclusive underwriter for the Debentures for a period of six months from the commencement of this offering.

    The Underwriting Agreement provides that the Underwriter will offer the Debentures on a "best efforts" basis. The Offering is not subject to the sale by the Company of any minimum aggregate principal amount of Debentures. The Underwriter initially proposes to offer the Debentures to the public at The Price to Public set forth on the cover page of this Prospectus, plus accrued interest, and to certain selected dealers at such price less a concession on the principal amount of the Debentures. The Price to Public, concession, and other sales terms of the issue may change during the offering period.

    In addition to the Underwriting Discount and Commissions equal to 7% of the Total Price to Public, the Company has agreed to pay to the Underwriter a management fee equal to 2% of the Total Price to Public and a non-accountable expense allowance equal to 1% of the Total Price to Public and to reimburse the Underwriter for accountable expenses (up to $120,000).

    The Company has agreed to indemnify the Underwriter against, and to provide contribution with respect to, certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

    The Company will pay interest on each Debenture accruing from          ,
1997 or, with respect to Debentures sold after a subsequent quarterly interest payment date, the most recent quarterly interest payment date. For purposes of computing interest, a Debenture will be deemed to have been sold on, and will be dated as of, the date upon which confirmation of the purchase thereof is sent to the Company by the Underwriter after payment in full of the purchase price is timely made. The Underwriter expects to confirm to the Company purchases of Debentures upon concurrent confirmation of the sale thereof to the public or to selected dealers, or for its own account for the purpose of subsequent resale if consented to by the Company, and will transmit to the Company, from time to time on a regular basis, registration and delivery instructions and proceeds from the sale of such Debentures, net of underwriting commissions and expenses, subject to closing and delivery of the certificates.

    The Debentures will be offered by the Underwriter on a "best efforts" basis, when, as, and if issued by the Company, subject to the Underwriter's right to reject orders in whole or in part, the approval by counsel of certain legal matters and certain other conditions. Proceeds of the sale of Debentures by the Underwriter pending delivery to the Company at each closing will be held in a segregated account by the Underwriter. Sales of Debentures by selected dealers will be settled in the same manner as sales by the Underwriter with proceeds held in a segregated account by the clearing agent for each of the respective selected dealers. Closings will be held on or about the fifteenth of each month with respect to securities sold during the preceding month. If any closing should not occur on or about the time agreed upon by the Company, the sales transactions shall be canceled and the proceeds held in the segregated accounts will be promptly remitted to the purchasers with interest, if any, paid thereon.

    The offering is not subject to the sale of any minimum aggregate principal amount of Debentures. However, the obligations of the Underwriter to act as underwriter in connection with the purchase and sale of the Debentures contemplated by this Prospectus and to accept delivery of the Debentures against payment therefor, are subject to certain typical conditions precedent within the control of the Company contained in Underwriting Agreement, as of the date of this Prospectus and as of each monthly closing, such as: (i) the performance by the Company of its obligations thereunder; (ii) the delivery by the Company of certain certificates; (iii) the delivery to the Underwriter of an opinion of counsel to the Company and related bring-down certificates; and (iv) the delivery to the Underwriter of a letter of the independent accountants for the Company, and related bring-down certificates. The form of the Underwriting Agreement is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

                                 LEGAL MATTERS

    Certain legal matters in connection with the issuance and sale of the Debentures will be passed upon for the Company by Shefsky & Froelich Ltd., Chicago, Illinois. Fredrikson & Byron, P.A. is acting as counsel for the Underwriter in connection with certain legal matters relating to the securities offered hereby.

                                    EXPERTS

    The consolidated financial statements of United Homes, Inc. as of September 30, 1996 and 1995 and for each of the three years in the period ended September 30, 1996, appearing in the Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    The Company has filed a Registration Statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the Debentures offered hereby. For purposes hereof, the term "Registration Statement" means the original Registration Statement and any and all amendments thereto. This Prospectus does not contain all of the information set forth in the Registration Statement and the schedules and exhibits thereto, to which reference hereby is made, as permitted by the rules and regulations of the Commission. The material terms of certain material agreements to which the Company is party are summarized in this Prospectus, but these summaries do not purport to be complete nor qualified in their entirety by reference to the relevant agreements which are filed as exhibits to the Registration Statement of which this Prospectus is a part. Any interested party may inspect the Registration Statement and its exhibits, without charge, at the Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the public reference facilities maintained by the Commission at its regional offices located at The Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and at Seven World Trade Center, Suite 1300, New York, New York 10048. The Commission also maintains a site on the World Wide Web at http:\\www.sec.gov that contains reports, proxy and other information statements and other information regarding registrants that file electronically with the Commission.

                               UNITED HOMES, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
ANNUAL FINANCIAL STATEMENTS
Report of Independent Auditors.............................................................................     F-2
Consolidated Balance Sheets as of September 30, 1996 and 1995..............................................     F-3
Consolidated Statements of Income for the years ended September 30, 1996, 1995, and 1994...................     F-4
Consoldidated Statements Changes in Stockholder's Equity for the years ended
  September 30, 1996, 1995, and 1994.......................................................................     F-5
Consolidated Statements of Cash Flows for the years ended September 30,
  1996, 1995, and 1994.....................................................................................     F-6
Notes to the Consolidated Financial Statements.............................................................     F-7

INTERIM FINANCIAL STATEMENTS (UNAUDITED)
Condensed Consolidated Balance Sheet as of June 30, 1997...................................................    F-13
Condensed Consolidated Statements of Income for the nine months ended June 30, 1997 and 1996...............    F-14
Consolidated Statements of Changes in Stockholder's Equity for the nine months ended June 30, 1997 and
  1996.....................................................................................................    F-15
Condensed Consolidated Statements of Cash Flows for the nine months ended June 30, 1997 and 1996...........    F-16
Notes to the Condensed Consolidated Interim Financial Statements...........................................    F-17

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors

United Development Management Company

    We have audited the accompanying consolidated balance sheets of United Homes, Inc., a wholly owned subsidiary of United Development Management Company, as of September 30, 1996 and 1995, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Homes, Inc. at September 30, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

December 12, 1996,

except for Note 6(1), as to which the date is March 25, 1997

                               UNITED HOMES, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                         SEPTEMBER 30
                                                                 ----------------------------
                                                                     1996           1995
                                                                 -------------  -------------
                                           ASSETS

Cash and cash equivalents......................................  $     824,162  $   1,103,216
Closing proceeds in transit....................................        322,281        506,424
Due from managed properties (net of allowance of $100,000 in
  1996 and 1995)...............................................        516,508        386,953
Contract fees receivable.......................................         80,182        184,905
Housing inventories............................................     54,588,044     28,796,061
Land held for future development...............................      8,258,741
Investment in real estate partnership..........................        485,274        507,041
Due from Parent:
  Construction advances........................................      1,564,176      1,552,493
  Advances in excess of income taxes payable...................      1,931,121
Due from affiliates............................................        263,306         11,157
Note receivable................................................                       340,000
Deposits                                                               400,710         76,005
Other..........................................................        696,374        900,258
                                                                 -------------  -------------
Total assets...................................................  $  69,930,879  $  34,364,513
                                                                 -------------  -------------
                                                                 -------------  -------------

                            LIABILITIES AND STOCKHOLDER'S EQUITY

Construction draws in process..................................  $   1,059,437  $   1,735,073
Accounts payable...............................................      5,629,497      1,692,752
Accrued costs on closed sales..................................      2,796,202        798,721
Accrued liabilities............................................        316,989        669,100
Deposits from home buyers......................................        758,401        621,696
Development loans and other notes payable......................     48,138,856     17,391,862
                                                                 -------------  -------------
Total liabilities..............................................     58,699,382     22,909,204
Investors' equity in majority-owned land development and
  housing partnerships.........................................      2,164,111      3,036,550

Stockholder's equity:
  Common stock, $.01 par value; 1,000,000 shares authorized;
    1,000 shares issued and outstanding........................            100            100
Additional paid-in capital.....................................          3,900          3,900
Retained earnings..............................................      9,063,386      8,414,759
                                                                 -------------  -------------
Total stockholder's equity.....................................      9,067,386      8,418,759
                                                                 -------------  -------------
Total liabilities and stockholder's equity.....................  $  69,930,879  $  34,364,513
                                                                 -------------  -------------
                                                                 -------------  -------------

                            See accompanying notes.

                               UNITED HOMES, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                YEAR ENDED SEPTEMBER 30
                                                                      -------------------------------------------
                                                                          1996           1995           1994
                                                                      -------------  -------------  -------------
REVENUES
Housing and land sales (378 units, 267 units, and 174 units in 1996,
  1995, and 1994, respectively).....................................  $  64,749,166  $  43,448,117  $  32,230,783
Share of net income from minority-owned land development and housing
  partnership.......................................................        156,233        376,904        215,887
Management fees.....................................................        212,021        524,470        438,935
                                                                      -------------  -------------  -------------
                                                                         65,117,420     44,349,491     32,885,605
Direct construction costs, including amortization of capitalized interest and real estate taxes of $2,031,442, $868,213, and
  $605,607 in 1996, 1995, and 1994, respectively....................     53,787,863     36,345,524     26,306,536
                                                                      -------------  -------------  -------------
                                                                         11,329,557      8,003,967      6,579,069
OTHER COSTS AND EXPENSES
Amortization of capitalized project costs...........................      6,706,639      3,722,184      2,919,807
Administrative......................................................      2,818,552      2,700,221      2,459,352
Interest, net of interest income of $38,971, $10,184, and $23,653 in
  1996, 1995, and 1994, respectively................................         19,811         69,814         31,059
                                                                      -------------  -------------  -------------
                                                                          9,545,002      6,492,219      5,410,218
                                                                      -------------  -------------  -------------
Income before investors' share of income in majority-owned land
  development and housing partnerships..............................      1,784,555      1,511,748      1,168,851
Investors' share of income in majority-owned land development and
  housing partnerships..............................................        734,597         70,250
                                                                      -------------  -------------  -------------
Income before income taxes..........................................      1,049,958      1,441,498      1,168,851
Income taxes........................................................        401,331        576,559        467,541
                                                                      -------------  -------------  -------------
Net income..........................................................  $     648,627  $     864,939  $     701,310
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

                            See accompanying notes.

                               UNITED HOMES, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
                 YEARS ENDED SEPTEMBER 30, 1996, 1995, AND 1994

                                                                                            ADDITIONAL
                                                                                 COMMON       PAID-IN      RETAINED
                                                                                  STOCK       CAPITAL      EARNINGS
                                                                               -----------  -----------  ------------
Balance at October 1, 1993...................................................   $     100    $   3,900   $  7,493,571
Net distributions to Parent..................................................                                (645,061)
Net income...................................................................                                 701,310
                                                                                    -----   -----------  ------------
Balance at September 30, 1994................................................         100        3,900      7,549,820
Net income...................................................................                                 864,939
                                                                                    -----   -----------  ------------
Balance at September 30, 1995................................................         100        3,900      8,414,759
Net income...................................................................                                 648,627
                                                                                    -----   -----------  ------------
Balance at September 30, 1996................................................   $     100    $   3,900   $  9,063,386
                                                                                    -----   -----------  ------------
                                                                                    -----   -----------  ------------

                            See accompanying notes.

                               UNITED HOMES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                              YEAR ENDED SEPTEMBER 30
                                                                   ----------------------------------------------
                                                                        1996            1995            1994
                                                                   --------------  --------------  --------------
CASH FLOW FROM OPERATING ACTIVITIES
Net income.......................................................  $      648,627  $      864,939  $      701,310
Adjustments to reconcile net income to net cash used in operating activities:
    Share of net income from real estate partnership.............        (156,233)       (376,904)       (215,887)
    Investors' share of equity in majority-owned land development
      and housing partnerships...................................         734,597          70,250
    Bad debt expense.............................................                         100,000
    Changes in operating assets and liabilities:
      (Increase) decrease in closing proceeds in transit.........         184,143        (320,232)       (186,192)
      Decrease in contract fees receivable.......................         104,723         257,180           8,390
      Increase in housing inventories............................     (25,791,983)     (7,993,243)     (8,636,394)
      (Increase) decrease in land held for future development....      (7,918,741)        265,852       2,251,989
      (Increase) decrease in due from Parent.....................      (1,942,804)     (2,393,390)        467,541
      Increase in due from affiliates............................        (252,149)       (158,499)       (497,719)
      (Increase) decrease in deposits............................        (324,705)        (76,005)         28,183
      (Increase) decrease in other assets........................         203,884        (153,852)       (367,717)
      Decrease in construction draws in process..................        (675,636)     (1,118,825)       (312,557)
      Increase in accounts payable...............................       3,936,745       1,189,859         242,091
      Increase (decrease) in accrued costs
        on closed sales..........................................       1,997,481          33,463        (964,374)
      Increase (decrease) in accrued liabilities.................        (352,111)     (3,775,518)      4,018,816
      Increase (decrease) in deposits from home buyers...........         136,705        (119,028)        173,913
                                                                   --------------  --------------  --------------
Net cash used in operating activities............................     (29,467,457)    (13,703,953)     (3,288,607)
CASH FLOW FROM INVESTING ACTIVITIES
(Increase) decrease in due from managed properties...............        (129,555)      2,313,047        (800,000)
Distributions from real estate partnership investment............         178,000         140,500         390,250
                                                                   --------------  --------------  --------------
Net cash provided by (used in) investing activities..............          48,445       2,453,547        (409,750)
CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from development loans and other
  notes payable..................................................      99,565,025      56,411,522      21,544,883
Repayments of development loans and other
  notes payable..................................................     (68,818,031)    (47,532,783)    (20,227,480)
Contributions from investors in majority-owned land development
  and housing partnerships.......................................         150,000       3,056,300         400,000
Distributions to investors in majority-owned land development and
  housing partnerships...........................................      (1,757,036)       (490,000)
                                                                   --------------  --------------  --------------
Net cash provided by financing activities........................      29,139,958      11,445,039       1,717,403
                                                                   --------------  --------------  --------------
Increase (decrease) in cash and cash equivalents.................        (279,054)        194,633      (1,980,954)
Cash and cash equivalents at beginning of year...................       1,103,216         908,583       2,889,537
                                                                   --------------  --------------  --------------
Cash and cash equivalents at end of year.........................  $      824,162  $    1,103,216  $      908,583
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------

                            See accompanying notes.

                               UNITED HOMES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

    In 1994, United Development Management Company (the Parent), transferred ownership of its wholly owned subsidiaries, United Homes of Illinois, Inc., United Homes of Arizona, Inc., and United Homes of Michigan, Inc. to a newly formed, wholly owned subsidiary, United Homes, Inc. (UHI). UHI and its subsidiaries own controlling interests in the following partnerships which are included in the consolidated financial statements: Williams Glen Limited Partnership, The Hidden Springs Real Estate Limited Partnership, United/RBG XII L.P., and the United Lindsay East Valley Limited Partnership (collectively, the Majority-Owned Partnerships). The accompanying consolidated financial statements include the accounts of UHI, its wholly owned subsidiaries, and Majority-Owned Partnerships. In addition, UHI has a noncontroling 24.875% ownership interest in United Development Bristolwood Limited Partnership (UDB), which is presented as an investment in real estate partnership and is accounted for using the equity method.

    UHI, its wholly owned subsidiaries, Majority-Owned Partnerships, and UDB (collectively, the Company) are engaged in the ownership, development, construction, and sale of residential real estate, with operations in Illinois, Arizona, and Michigan. UHI also provides development and construction management services to an unconsolidated affiliated partnership and to third parties. Aggregate unit closings and revenues associated with the Company's direct sales were as follows:

     SEPTEMBER 30         CLOSINGS      REVENUES
-----------------------  -----------  -------------
1996...................         378   $  64,749,166
1995...................         267      43,448,117
1994...................         174      32,230,783

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

    Revenues from housing and land sales are recognized in the period in which the sale closes.

HOUSING INVENTORIES AND LAND HELD FOR FUTURE DEVELOPMENT

    Housing inventories and land held for future development are stated at cost, which is not in excess of net realizable value. Housing inventories include all direct costs of land under development, construction, plus financing and other carrying costs incurred during the period of development. Capitalized project costs, including construction administration, legal fees, and various office costs that relate to land development housing construction, are capitalized and are charged to income as housing units are sold.

CASH EQUIVALENTS

    Cash equivalents consist of highly liquid investments with a maturity of three months or less, when purchased.

INCOME TAXES

    The Company and its Parent file a consolidated federal income tax return. Income tax expense is reflected in the accompanying consolidated financial statements as if the Company filed its income tax returns separately from its Parent.

                               UNITED HOMES, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS

    Certain amounts in the 1995 and 1994 consolidated financial statements have been reclassified to conform with the 1996 presentation. Such reclassifications had no effect on the Company's previously reported financial position or results of operations.

3. HOUSING INVENTORIES

    Housing inventories consisted of the following:

                                                               1996           1995
                                                           -------------  -------------
    Land under development, including site development
      costs..............................................  $  27,231,981  $  14,963,625
    Direct construction costs............................     14,228,576      6,404,016
    Capitalized project costs............................     10,918,232      7,163,020
    Land held for sale...................................      2,209,255        265,400
                                                           -------------  -------------
                                                           $  54,588,044  $  28,796,061
                                                           -------------  -------------
                                                           -------------  -------------

4. INVESTMENT IN REAL ESTATE PARTNERSHIP

    The following is a summary of the Company's investment in real estate partnership at September 30, 1996 and 1995:

                                                                                         INVESTEE CONDENSED FINANCIAL
                                                                                                  INFORMATION
                                        TYPE OF                 INVESTMENT              -------------------------------
                                      PARTNERSHIP    PERCENT     CARRYING    SHARE OF                            NET
NAME                                   INTEREST     OWNERSHIP     AMOUNT      INCOME     ASSETS    LIABILITIES  INCOME
------------------------------------  -----------  -----------  -----------  ---------  ---------  ---------  ---------

Balance at September 30, 1996:
  United Development Bristolwood
  Limited Partnership(1)............  Limited...       24.875%   $ 485,274   $ 156,233  $3,087,323 $1,647,519 $ 628,071

Balance at September 30, 1995:
  United Development Bristolwood
  Limited Partnership(1)............  Limited...       24.875%   $ 507,041   $ 376,904  $4,599,277 $3,011,989 $1,515,190

------------------------------

Note (1): During 1996, 1995, and 1994, the Company acquired $1,848,000,
    $1,444,000 and $396,000, respectively, of improved lots from UDB.

Note (2): During 1994, the Company's share of income relating to its 24.875% investment in UDB was $215,887.

                               UNITED HOMES, INC.

5. NOTE RECEIVABLE

    During 1995, the Company sold a parcel of land for its carrying value of $1,000,000 and received cash and a $340,000 note receivable, collateralized by the parcel. The note bore interest at 8% with principal and interest due March 1, 1996. In 1996, the Company exercised an option to reacquire the parcel for a purchase price of $1,456,281. The note receivable and unpaid interest was applied toward the purchase price.

6. DEVELOPMENT LOANS AND OTHER NOTES PAYABLE

    Development loans and other notes payable consist of the following:

                                                                     1996           1995
                                                                 -------------  -------------
GE Capital revolving credit agreement(1).......................  $  16,519,114  $  10,656,345
Land development and construction(2)...........................     31,560,190      6,679,627
Installment and other(3).......................................         59,552         55,890
                                                                 -------------  -------------
                                                                 $  48,138,856  $  17,391,862
                                                                 -------------  -------------
                                                                 -------------  -------------

------------------------

(1) On May 30, 1995, the Company entered into a revolving credit agreement with GE Capital Corporation (GECC) which matures May 31, 1998. At September 30, 1996, the maximum principal outstanding under the credit agreement is $25,000,000, with a lending base subject to the number of housing units under construction. The credit agreement bears interest at the GECC composite commercial rate, as defined, plus 3.75% (9.23% at September 30, 1996), which is added monthly to the unpaid balance. Outstanding principal and interest are repaid from proceeds of home sales. The credit agreement includes various operating and financial covenants with which the Company must be in compliance as a condition for continuation of construction draw funding.

(2) The Company has development loans with various financial institutions for the purpose of financing land acquisition, development, and construction improvements that mature from 1997 to 2026. The loans bear interest at fixed rates ranging primarily from 8% to 10.5%, as well as variable rates ranging from prime plus 1% to prime plus 2%, and include various restrictions concerning use and timing of borrowings.

   Interest is added to the outstanding principal monthly, and unpaid principal and interest are repaid from proceeds of home sales. These loans include $1,376,002 and $550,409 at September 30, 1996 and 1995, respectively, due to affiliates of the principal stockholders of the Parent. The loans to affiliates mature in 2000 and bear interest at fixed rates ranging primarily from 8% to 10% per annum.

(3) The Company has various installment and other loans maturing from 1997 to 2000, and bearing interest at fixed rates ranging from 5.9% to 10%. The notes are repayable in monthly installments including principal and interest.

    In addition, the Company, its Parent, and a principal stockholder of the Parent have guaranteed the repayment of amounts due under certain loan agreements on behalf of United Development Bristolwood Limited Partnership in the amount of $1,000,000 at September 30, 1996 that matures on July 16, 1997.

                               UNITED HOMES, INC.

6. DEVELOPMENT LOANS AND OTHER NOTES PAYABLE (CONTINUED)
    The aggregate amounts of all debt maturities are as follows:

YEAR ENDING SEPTEMBER 30                                                            AMOUNT
-------------------------------------------------------------------------------  -------------
1997...........................................................................  $  10,447,013
1998...........................................................................     22,397,527
1999...........................................................................     11,027,545
2000...........................................................................      1,541,015
2001...........................................................................         67,992
Thereafter.....................................................................      2,657,764
                                                                                 -------------
                                                                                 $  48,138,856
                                                                                 -------------
                                                                                 -------------

    Substantially all of the Company's housing inventories and land held for sale are pledged as collateral to secure repayment of indebtedness.

    During the years ended September 30, 1996, 1995, and 1994, the Company incurred and paid interest on development loans and other notes payable of $3,960,336, $1,904,939, and $771,379, respectively, of which $3,901,554,
$1,824,941, and $716,667 was capitalized, respectively.

7. INCOME TAXES

    The Company's income tax expense (benefit) consists of the following:

                                                            1996        1995         1994
                                                         ----------  -----------  -----------
Current................................................  $  363,952  $  (262,661) $   825,433
Deferred...............................................      37,379      839,220     (357,892)
                                                         ----------  -----------  -----------
                                                         $  401,331  $   576,559  $   467,541
                                                         ----------  -----------  -----------
                                                         ----------  -----------  -----------

    Income tax expense differs from the amounts computed by applying the U.S. federal income tax rate of 35 percent as a result of the following:

                                                              1996        1995        1994
                                                           ----------  ----------  ----------
Computed "expected" tax expense..........................  $  367,485  $  504,524  $  409,098
Increase (reduction) in income taxes resulting from:
  State income taxes, net of federal income tax
    benefit..............................................      29,294      72,075      58,443
  Other, net.............................................       4,552         (40)
                                                           ----------  ----------  ----------
Total....................................................  $  401,331  $  576,559  $  467,541
                                                           ----------  ----------  ----------
                                                           ----------  ----------  ----------

    The Company's deferred tax liabilities of $836,305 and $798,926 at September 30, 1996 and 1995, respectively, arose primarily from differences in the carrying value of housing inventories for financial statement and income tax purposes related to the capitalization of certain operating expenses.

                               UNITED HOMES, INC.

8. RELATED PARTY TRANSACTIONS

    Substantially all of the receivables from managed properties and due from affiliates at September 30, 1996 and 1995, relate to costs incurred for development of housing projects and temporary advances to entities in which either the Parent or the two principal stockholders of the Parent are the general partners. The amounts due from managed properties and from affiliates are non-interest-bearing and are payable from proceeds from sales of certain housing units.

    During 1995, the Company sold four model homes for an aggregate sales price of $650,000 to an affiliate of the principal stockholders of the Parent. In 1996, the Company repurchased the four model homes from the affiliate for an aggregate purchase price of $600,000.

    In 1995, the Company purchased 25 lots from a limited partnership in which the principal stockholders of the Parent have a 33% limited partnership interest for $550,000. During 1996, the Company purchased an additional 58 lots from the affiliate for $799,000. The Company is obligated to purchase an additional 89 lots at a price of $13,000 per lot through 1999 (see Note 10).

9. FAIR VALUES OF FINANCIAL INSTRUMENTS

    Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" (SFAS No. 107) requires disclosures of the fair value of certain financial instruments for which it is practicable to estimate. Value is defined by SFAS No. 107 as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

    The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

    CASH AND CASH EQUIVALENTS

    The carrying amount of cash and cash equivalents reported in the balance sheet approximates its fair value.

    DEVELOPMENT LOANS AND OTHER NOTES PAYABLE

    The carrying amount of the Company's development loans and other notes payable approximates fair value based on the current borrowing rate for similar types of borrowing arrangements.

10. COMMITMENTS, CONTINGENCIES, AND OTHER MATTERS

    Letters of credit and bonds approximating $10.1 million at September 30, 1996, have been issued on behalf of the Company to guarantee the completion of certain improvements associated with various properties under agreements with municipalities in which the Company is constructing homes. At September 30, 1996, the Company has pledged cash of approximately $265,000 as collateral for these letters of credit.

                               UNITED HOMES, INC.

10. COMMITMENTS, CONTINGENCIES, AND OTHER MATTERS (CONTINUED)
    The Company has committed to acquire various parcels of improved and unimproved land through 1999 as follows:

YEAR ENDING SEPTEMBER 30                                                             AMOUNT
--------------------------------------------------------------------------------  ------------
1997............................................................................  $  2,939,575
1998............................................................................     1,711,000
1999............................................................................     1,087,000
2000............................................................................       407,625
                                                                                  ------------
                                                                                  $  6,145,200
                                                                                  ------------
                                                                                  ------------

    As collateral for mortgage loans of affiliates of the Parent, the Parent pledged a certain parcel of the Company's land held for future development with a carrying value approximating $1,191,000. The two principal stockholders of the Parent have agreed to indemnify the Company in the event that the Company may incur any loss. This indemnity is supported by the Parent's two principal stockholders' pledge of certain personally owned assets to the Parent.

                               UNITED HOMES, INC.

                      CONDENSED CONSOLIDATED BALANCE SHEET

                                 JUNE 30, 1997
                                  (UNAUDITED)

                                          ASSETS

Cash and cash equivalents......................................................  $1,145,234
Housing inventories............................................................  80,420,503
Land held for future development...............................................   6,791,185
Investment in real estate partnership..........................................     485,274
Due from Parent................................................................   2,926,086
Note receivable--affiliate.....................................................   1,200,982
Other..........................................................................   1,849,692
                                                                                 ----------
Total assets...................................................................  $94,818,956
                                                                                 ----------
                                                                                 ----------

                           LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued liabilities.......................................  $11,844,062
Deposits from home buyers......................................................   1,419,319
Development loans and other notes payable......................................  70,293,116
                                                                                 ----------
Total liabilities..............................................................  83,556,497
Investors' equity in majority-owned land development and housing
  partnerships.................................................................   1,467,210
Stockholder's equity...........................................................   9,795,249
                                                                                 ----------
Total liabilities and stockholder's equity.....................................  $94,818,956
                                                                                 ----------
                                                                                 ----------

                            See accompanying notes.

                               UNITED HOMES, INC.

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)

                                                                                      NINE MONTHS ENDED JUNE 30
                                                                                     ----------------------------
                                                                                         1997           1996
                                                                                     -------------  -------------
REVENUES
Housing and land sales (280 units in 1997 and 205 units in 1996)...................  $  46,910,479  $  34,566,505
Housing sales--affiliate (22 units in 1997)........................................      4,661,500
Other..............................................................................         36,084        424,667
                                                                                     -------------  -------------
                                                                                        51,608,063     34,991,172
Direct construction costs, including amortization of capitalized interest and real
  estate taxes of $2,077,453 in 1997 and $1,113,364 in 1996........................     41,753,434     28,063,353
                                                                                     -------------  -------------
                                                                                         9,854,629      6,927,819
OTHER COSTS AND EXPENSES
Amortization of capitalized project costs..........................................      6,378,109      3,235,999
Other..............................................................................      1,901,279      2,286,324
                                                                                     -------------  -------------
                                                                                         8,279,388      5,522,323
Income before investors' share of income in majority-owned land development and
  housing partnerships.............................................................      1,575,241      1,405,496
Investors' share of income in majority-owned land development and housing
  partnerships.....................................................................        464,946        374,691
                                                                                     -------------  -------------
Income before income taxes.........................................................      1,110,295      1,030,805
Income taxes.......................................................................        382,432        401,181
                                                                                     -------------  -------------
Net income.........................................................................  $     727,863  $     629,624
                                                                                     -------------  -------------
                                                                                     -------------  -------------

                            See accompanying notes.

                               UNITED HOMES, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

                        NINE MONTHS ENDED JUNE 30, 1997
                                  (UNAUDITED)

                                                                                            ADDITIONAL
                                                                                 COMMON       PAID-IN      RETAINED
                                                                                  STOCK       CAPITAL      EARNINGS
                                                                               -----------  -----------  ------------
Balance at October 1, 1996...................................................   $     100    $   3,900   $  9,063,386
Net income...................................................................                                 727,863
                                                                                    -----   -----------  ------------
Balance at June 30, 1997.....................................................   $     100    $   3,900   $  9,791,249
                                                                                    -----   -----------  ------------
                                                                                    -----   -----------  ------------

                            See accompanying notes.

                               UNITED HOMES, INC.

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
                                  (UNAUDITED)

                                                                                      NINE MONTHS ENDED JUNE 30
                                                                                    ------------------------------
                                                                                         1997            1996
                                                                                    --------------  --------------
CASH FLOW FROM OPERATING ACTIVITIES
Net income........................................................................  $      727,863  $      629,624
Adjustments to reconcile net income to net cash used in operating activities:
  Share of net income from real estate partnership................................                        (294,000)
  Investors' share of equity in majority-owned land development and housing
    partnership...................................................................         464,946         374,691
  Changes in operating assets and liabilities:
    Increase in housing inventories...............................................     (25,832,459)    (24,405,187)
    (Increase) decrease in land held for future development.......................       1,467,556        (680,357)
    (Increase) decrease in due from Parent........................................         569,211      (2,157,221)
    Increase in notes receivable..................................................      (1,200,982)
    Decrease in other assets......................................................         207,988         578,175
    Increase in deposits from home buyers.........................................         660,918         577,916
    Increase in accounts payable and accrued liabilities..........................       2,305,243         631,011
                                                                                    --------------  --------------
Net cash used in operating activities.............................................     (20,629,716)    (24,745,348)

CASH FLOW FROM INVESTING ACTIVITIES
Increase in due from managed properties...........................................         (41,625)       (113,222)
Distributions from real estate partnership investment.............................                         178,000
                                                                                    --------------  --------------
Net cash (used in) provided by investing activities...............................         (41,625)         64,778

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from development loans and other notes payable...........................      93,474,338      74,673,769
Repayments of development loans and other notes payable...........................     (71,320,078)    (50,059,771)
Distribution to investors in majority-owned land development and housing
  partnerships....................................................................      (1,161,847)       (334,859)
                                                                                    --------------  --------------
Net cash provided by financing activities.........................................      20,992,413      24,279,139
                                                                                    --------------  --------------
Increase (decrease) in cash and cash equivalents..................................         321,072        (401,431)
Cash and cash equivalents at beginning of period..................................         824,162       1,103,216
                                                                                    --------------  --------------
Cash and cash equivalents at end of period........................................  $    1,145,234  $      701,785
                                                                                    --------------  --------------
                                                                                    --------------  --------------

                            See accompanying notes.

                               UNITED HOMES, INC.

          NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

                                  (UNAUDITED)

1. BASIS OF PRESENTATION

    The accompanying condensed consolidated interim financial statements do not include all information and footnotes necessary for a fair presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. These interim statements should be read in conjunction with the Company's audited financial statements included elsewhere herein as certain footnote disclosures which substantially duplicate those contained in such audited financial statements have been omitted from these condensed interim financial statements. In the opinion of management, the interim financial statements contain all adjustments (which are normal and recurring) necessary for a fair statement of financial results for the interim periods.

2. HOUSING INVENTORIES

    Housing inventories consisted of the following at June 30, 1997:

Land under development, including site development costs.......  $39,380,899
Direct construction costs......................................  19,704,552
Capitalized project costs......................................  18,613,886
Land held for sale.............................................   2,721,166
                                                                 ----------
                                                                 $80,420,503
                                                                 ----------
                                                                 ----------

3. NOTE RECEIVABLE

    During 1997, the Company sold 22 model homes for $4,661,500 to an affiliate controlled by the shareholders of the Parent. The Company received cash in the amount of $600,000 and a promissory note in the amount of $565,375 bearing interest at 10% per annum. In addition, the affiliate assumed the debt requirements on the existing loans secured by the models in the amount of $3,496,125. Concurrent with the sale, the Company entered into a lease agreement with the affiliate to lease the model homes on a month-to-month basis. The Company recorded a gain on the sale of the models of $766,526.

4. DEVELOPMENT LOANS AND OTHER NOTES PAYABLE

    In January 1997, the Company entered into a revolving credit agreement with Heller Financial Services which matures May 1999 and replaced the Company's previous credit facility with GE Capital Corporation. At June 30, 1997, the maximum principal outstanding under the credit agreement is $25,000,000 subject to the maximum number of housing units under construction. The credit agreement bears interest at the Commercial Paper Rate, as defined, plus 3.75% (9.4% at June 30, 1997), which is added monthly to the unpaid balance. Outstanding principal and interest on the construction base are repaid from proceeds of home sales. The credit agreement provides various operating and financial covenants with which the Company must be in compliance as a condition for continuation of construction draw funding. The outstanding principal balance at June 30, 1997 is $16,992,959.

    In March 1997, the Company entered into a revolving credit agreement with Residential Funding Corporation which matures March 2000. At June 30, 1997, the maximum principal outstanding under the credit agreement is $50,000,000, with a land acquisition and development loan amount not to exceed $25,000,000 and a construction loan not to exceed $40,000,000 subject to a minimum loan amount of $10,000,000 on the land acquisition and development facility. Amounts borrowed under the credit

                               UNITED HOMES, INC.

                                  (UNAUDITED)

4. DEVELOPMENT LOANS AND OTHER NOTES PAYABLE (CONTINUED) agreement bear interest at the prime rate plus 1.25% (9.75% at June 30, 1997) which is added monthly to the unpaid balance. Outstanding principal and interest on the land acquisition and development loan are repaid based on agreed upon release prices. Outstanding principal and interest on the construction base are repaid from proceeds of home sales. The credit agreement provides various operating and financial covenants with which the Company must be in compliance as a condition for continuation of construction draw funding. The outstanding principal balance at June 30, 1997 is $21,083,160.

                                  PHOTOGRAPHS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    6
Use of Proceeds...........................................................   10
Capitalization............................................................   11
Selected Consolidated Financial Data......................................   12
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................   14
Business..................................................................   18
Management................................................................   26
Certain Transactions......................................................   29
Description of Securities.................................................   31
Underwriting..............................................................   37
Legal Matters.............................................................   38
Experts...................................................................   38
Additional Information....................................................   38
Financial Statements......................................................  F-1

                            ------------------------

    UNTIL           , 1997 (  DAYS AFTER THE DATE HEREOF), ALL DEALERS EFFECTING
TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                   $6,000,000

                                 [UNITED LOGO]

                               UNITED HOMES, INC.
                           ___% MANDATORY REDEMPTION
                                   DEBENTURES

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                       MILLER & SCHROEDER FINANCIAL, INC.

                               _________ __, 1997

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--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

SEC registration fee..............................................  $   1,819
NASD filing fee...................................................      1,100
Accounting fees and expenses......................................     60,000*
Legal fees and expenses...........................................    145,000*
Blue Sky fees and expenses (including counsel fees)...............     20,000*
Printing and engraving expenses...................................     50,000*
Miscellaneous expenses............................................     30,000*
                                                                    ---------
    Total.........................................................  $ 307,919*
                                                                    ---------
                                                                    ---------

------------------------

*   estimated

ITEM 14.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

    Section 8.75 of the Illinois Business Corporation Act of 1983, as amended (the "Act"), authorizes indemnification of directors, officers, employees and agents of United; allows the advancement of costs of defending against litigation; and permits companies incorporated in Illinois to purchase insurance on behalf of directors, officers, employees and agents against liabilities whether or not in the circumstances such companies would have the power to indemnify against such liabilities under the provisions of the statute. United's Articles of Incorporation provides for indemnification of United's officers and directors to the fullest extent permitted by Section 8.75 of the Act.

    Section 2.10 of the Act authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breach of directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by the Illinois statute, directors could be accountable to corporations and their shareholders for monetary damages for conduct that does not satisfy their duty of care. Although the statute does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. United's Articles of Incorporation limits the liability of United's directors, officers or shareholders to the fullest extent permitted by the Illinois statute. The inclusion of this provision in the Articles of Incorporation may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter shareholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted United and its shareholders.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

    In connection with the formation of United, on September 21, 1994, United Development Management Company purchased 1,000 shares of common stock for an aggregate price of $1,000. No sales commission or other consideration was paid in connection with such sale, which was effective without registration under the Securities Act of 1933, as amended (the "Act"), in reliance upon the exemption from registration under Section 4(2) of the Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT

    (a) Exhibits

EXHIBIT
NUMBER            DESCRIPTION
------            --------------------------------------------------------------------------
  1.1           -- Form of Underwriting Agreement*
  3.1           -- Articles of Incorporation of United Homes, Inc.
  3.2           -- Bylaws of United Homes, Inc.
  4.1           -- Specimen Debenture*
  4.2           -- Form of Indenture*
  5.1           -- Opinion of Shefsky & Froelich Ltd. regarding the legality of the
                    Debentures being registered*
 10.1           -- Revolving Credit Agreement between Genel Company, Inc. and United Homes,
                    Inc. dated May 30, 1995
 10.2           -- Loan Agreement between Residential Funding Corporation and United Homes,
                    Inc., United Homes of Illinois, Inc., United Homes of Michigan, Inc. and
                    United Homes, Inc., an Arizona corporation dated March 14, 1997
 10.3           -- Loan Agreement between Residential Funding Corporation and United Homes,
                    Inc., United Homes of Illinois, Inc., United Homes of Michigan, Inc. and
                    United Homes, Inc., an Arizona corporation dated May 28, 1996
 10.4           -- Supplement to Loan Agreement between Residential Funding Corporation and
                    United Homes, Inc., United Homes of Illinois, Inc., United Homes of
                    Michigan, Inc. and United Homes, Inc., an Arizona corporation dated
                    October 3, 1996
 10.5           -- Supplement to Loan Agreement between Residential Funding Corporation and
                    United Homes, Inc., United Homes of Illinois, Inc., United Homes of
                    Michigan, Inc. and United Homes, Inc., an Arizona corporation dated
                    August 21, 1996
 10.6           -- Supplement to Loan Agreement between Residential Funding Corporation and
                    United Homes, Inc., United Homes of Illinois, Inc., United Homes of
                    Michigan, Inc. and United Homes, Inc., an Arizona corporation dated
                    February 3, 1997
 10.7           -- Loan Agreement between United-Darien Limited Partnership, United
                    Development Management Company, United Homes, Inc., United Homes of
                    Illinois, Inc., Edward Havlik and Virgil Owings and First Bank National
                    Association dated March 5, 1996
 12.1           -- Statements regarding computation of ratios
 21.1           -- List of Subsidiaries of United Homes, Inc.
 23.1           -- Consent of Shefsky & Froelich Ltd.*
 23.2           -- Consent of Ernst & Young LLP
 24.1           -- Power of Attorney (see signature page)
 27.1           -- Financial Data Schedule

------------------------

*   To be filed by amendment.

    (b) Financial Statement

       ANNUAL FINANCIAL STATEMENTS:

       Report of Independent Auditors;
       Consolidated Balance Sheets as of September 30, 1996 and 1995;
       Consolidated Statements of Income for the years ended September 30, 1996,
         1995 and 1994;
       Consolidated Statements Changes in Stockholder's Equity for the years ended September 30, 1996, 1995 and 1994;
       Consolidated Statements of Cash Flows for the years ended September 30,
         1996, 1995 and 1994; and
       Notes to the Consolidated Financial Statements for the years ended
         September 30, 1996, 1995 and 1994.

       INTERIM FINANCIAL STATEMENTS (UNAUDITED):

       Condensed Consolidated Balance Sheet as of June 30, 1997;
       Condensed Consolidated Statements of Income for the nine months ended June
         30, 1997 and 1996;
       Consolidated Statements of Changes in Stockholder's Equity for the nine months ended June 30, 1997 and 1996;
       Condensed Consolidated Statements of Cash Flows for the nine months ended
         June 30, 1997 and 1996;
       Notes to the Condensed Consolidated Interim Financial Statements.

    All schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the applicable instructions, are inapplicable, or the information is included in the combined financial statements or notes thereto included in the Prospectus and therefore have been omitted.

ITEM 17.  UNDERTAKINGS

    The Registrant undertakes:

        A. To file, during any period in which offers of sales are being made, a post-effective amendment to this Registration Statement:

        (i) to file any prospectuses required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Act").

        (ii) to reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement.

       (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

        B. That for the purpose of determining any liability under the Act, each such post-effective amendment may be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        C. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        D. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        E. For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

        F. For purposes of determining liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Rolling Meadows, State of Illinois, on August 15, 1997.

                                UNITED HOMES, INC.

                                By:              /s/ EDWARD HAVLIK
                                     -----------------------------------------
                                                   Edward Havlik
                                                  Title: PRESIDENT

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints William J. Crock, Jr., his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and his or her name, place and stead, in any and all capacities, to sign any and all pre- or post-effective amendments to the Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agent, or his substitutes, may lawfully do or cease to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------
      /s/ VIRGIL OWINGS
------------------------------  Chairman of the Board and     August 15, 1997
        Virgil Owings             Director

      /S/ EDWARD HAVLIK         President and Director
------------------------------    (Principal Executive        August 15, 1997
        Edward Havlik             Officer)

                                Executive Vice President,
                                  Chief Financial Officer,
  /S/ WILLIAM J. CROCK, JR.       Secretary and Treasurer
------------------------------    (Principal Financial        August 15, 1997
    William J. Crock, Jr.         Officer and Principal
                                  Accounting Officer)

      /S/ TIMOTHY OWINGS
------------------------------  Vice President and            August 15, 1997
        Timothy Owings            Director

      /S/ LAURIE BULSON
------------------------------  Vice President and            August 15, 1997
        Laurie Bulson             Director

                                 EXHIBIT INDEX

EXHIBIT
NUMBER            DESCRIPTION
------            --------------------------------------------------------------------------
  1.1           -- Form of Underwriting Agreement*
  3.1           -- Articles of Incorporation of United Homes, Inc.
  3.2           -- Bylaws of United Homes, Inc.
  4.1           -- Specimen Debenture*
  4.2           -- Form of Indenture*
  5.1           -- Opinion of Shefsky & Froelich Ltd. regarding the legality of the
                    Debentures being registered*
 10.1           -- Revolving Credit Agreement between Genel Company, Inc. and United Homes,
                    Inc. dated May 30, 1995
 10.2           -- Loan Agreement between Residential Funding Corporation and United Homes,
                    Inc., United Homes of Illinois, Inc., United Homes of Michigan, Inc. and
                    United Homes, Inc., an Arizona corporation dated March 14, 1997
 10.3           -- Loan Agreement between Residential Funding Corporation and United Homes,
                    Inc., United Homes of Illinois, Inc., United Homes of Michigan, Inc. and
                    United Homes, Inc., an Arizona corporation dated May 28, 1996
 10.4           -- Supplement to Loan Agreement between Residential Funding Corporation and
                    United Homes, Inc., United Homes of Illinois, Inc., United Homes of
                    Michigan, Inc. and United Homes, Inc., an Arizona corporation dated
                    October 3, 1996
 10.5           -- Supplement to Loan Agreement between Residential Funding Corporation and
                    United Homes, Inc., United Homes of Illinois, Inc., United Homes of
                    Michigan, Inc. and United Homes, Inc., an Arizona corporation dated
                    August 21, 1996
 10.6           -- Supplement to Loan Agreement between Residential Funding Corporation and
                    United Homes, Inc., United Homes of Illinois, Inc., United Homes of
                    Michigan, Inc. and United Homes, Inc., an Arizona corporation dated
                    February 3, 1997
 10.7           -- Loan Agreement between United-Darien Limited Partnership, United
                    Development Management Company, United Homes, Inc., United Homes of
                    Illinois, Inc., Edward Havlik and Virgil Owings and First Bank National
                    Association dated March 5, 1996
 12.1           -- Statements regarding computation of ratios
 21.1           -- List of Subsidiaries of United Homes, Inc.
 23.1           -- Consent of Shefsky & Froelich Ltd.*
 23.2           -- Consent of Ernst & Young LLP
 24.1           -- Power of Attorney (see signature page)
 27.1           -- Financial Data Schedule

------------------------

*   To be filed by amendment.